SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

NORTHLAND CRANBERRIES, INC.
(Name of Issuer)

NEW HARVEST, INC.
SUN NORTHLAND, LLC
SUN CAPITAL PARTNERS II, LP
SUN CAPITAL ADVISORS II, LP
SUN CAPITAL PARTNERS, LLC
MARC J. LEDER
RODGER R. KROUSE
FIRST GENERATION LLC
JOHN SWENDROWSKI
(Name of Person(s) Filing Statement)

Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)

666499207
(CUSIP Number of Class of Securities)

John Swendrowski
2321 West Grand Avenue, P.O. Box 8020
Wisconsin Rapids, Wisconsin 54494-8020
Phone: (715) 424-4444
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

COPIES TO:

Steven R. Barth
Peter C. Underwood
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
Phone: (414) 271-2400

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR THE FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This statement is filed in connection with (check the appropriate box):

        a.        [  ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14(C) or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        b.        [  ] The filing of a registration statement under the Securities Act of 1933.

        c.        [  ] A tender offer.

        d.        [x] None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies [  ].

        Check the following box if the filing is a final amendment reporting the results of the transaction: [  ].

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee

$ 2,165,670	$ 256.00

* Calculated for purposes of determining the filing fee only and in accordance with Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended, by multiplying 10,407,951 (the number of shares of class A common stock of Northland Cranberries, Inc., a Wisconsin corporation, to be (i) purchased by New Harvest, Inc., a Wisconsin corporation, through an agreement with certain unaffiliated entities as described herein and (ii) acquired pursuant to the proposed merger described herein) by $0.21, the price to be paid per share in the transactions.

[X]     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$256.00
Form or Registration No.:	Schedule 13E-3 and Amendment No. 1 thereto
Filing Party:	Filing Persons Listed Above
Date Filed:	September 28, 2005, October 27, 2005

SUMMARY TERM SHEET

        We are filing this Transaction Statement on Schedule 13E-3 relating to the merger of New Harvest, Inc., which we refer to as the “Parent,” with and into Northland Cranberries, Inc., which we refer to as “Northland,” and the associated transactions described herein. We use the terms “we,” “us” and similar terms in this Summary Term Sheet to refer collectively to (i) the Parent, (ii) Sun Northland, LLC (which we refer to as “Sun Northland”), the current owner of approximately 83.8% of the issued and outstanding shares of the class A common stock, $0.01 par value per share, of Northland (which we refer to as the “Common Stock”) and all of the issued and outstanding capital stock of Parent, (iii) the other members of the Sun Group (which is defined immediately below), (iv) First Generation LLC, a limited liability company that holds all of the issued and outstanding shares of Series B Preferred Stock, $0.01 par value per share, of Northland (which we refer to as the “Preferred Stock”), and (v) John Swendrowski, who is the Chairman and Chief Executive Officer of Northland and the Parent, as well as the managing member of First Generation LLC. In addition, we use the following terms in this Summary Term Sheet in the following manner:

•	"Bank Group" refers collectively to U.S. Bank National Association and Mid America Bank, f.s.b. (successor in interest to St. Francis Bank, F.S.B.) (each of whom will be selling, or will cause entities they control to sell, shares of Common Stock to Parent in advance of the merger);

•	“Public Shareholders” refers to the shareholders of Northland other than (i) us, Wells Fargo Foothill, Inc., Ableco Holding LLC and ARK CLO 2000-1 Limited (each of whom will be contributing, or will cause entities they control to contribute, shares of Common Stock and/or Preferred Stock to Parent in advance of the merger), (ii) the Bank Group, and (iii) any other shareholders affiliated with any of the foregoing; and

•	“Sun Group” refers to each of (i) Sun Northland, (ii) Sun Capital Partners II, LP, which owns a majority of the membership interests in Sun Northland, (iii) Sun Capital Advisors II, LP, which is the general partner of Sun Capital Partners II, LP, (iv) Sun Capital Partners, LLC, which is the general partner of Sun Capital Advisors II, LP, and (v) Messrs. Marc J. Leder and Rodger R. Krouse, both of whom are directors of Northland, and who each own 50% of the membership interests of Sun Capital Partners, LLC.

        This Summary Term Sheet and the remainder of this Transaction Statement on Schedule 13E-3 include information describing the purchase by the Parent of shares of Common Stock held by the Bank Group and the subsequent “going private” merger involving Northland and Parent. It also describes how the merger affects you as a shareholder of Northland, what your rights are with respect to the merger as a shareholder of Northland and our position regarding the fairness of the merger to the Public Shareholders.

Northland Shares Outstanding (Page 7).

        As of September 26, 2005, Northland had a total of 94,090,496 shares of Common Stock and 100 shares of Preferred Stock issued and outstanding. This number does not include 2,543,053 shares of Common Stock issuable to Ableco Holding LLC upon exercise of a warrant held by it. On a fully-diluted basis (not taking into account exercisable options to purchase shares of Common Stock), Northland had a total of 96,633,549 shares of Common Stock and 100 shares of Preferred Stock issued and outstanding as of September 26, 2005. Of those fully diluted shares:

•	Sun Northland owns 78,844,820 shares;

•	Wells Fargo Foothill, Inc. owns 2,543,053 shares;

•	Ableco Holding LLC has the right to acquire 2,543,053 shares upon exercise of its warrant;

•	ARK CLO 2000-1 Limited owns 2,115,820 shares;

•	The Bank Group owns 5,503,167 shares;

•	John Swendrowski directly owns 100,370 shares and may also be deemed to beneficially own (i) 4,750 shares owned by a charitable foundation with respect to which he shares voting and investment power; (ii) 1,732 shares which Mr. Swendrowski holds jointly with his wife and with respect to which he shares voting and investment power; and (iii) 72,000 shares held by Cranberries Limited, Inc., a corporation in which Mr. Swendrowski shares ownership and which Mr. Swendrowski controls, with respect to which he shares voting and investment power;

•	The Public Shareholders collectively own 4,886,284 shares; and

•	Certain officers and directors of Northland (including George R. Rea, one of the directors of Parent, but excluding John Swendrowski) own 18,500 shares.

        In addition, as of September 26, 2005, options to purchase an additional 3,693,495 shares of Common Stock held by former and current directors, officers and employees of Northland were issued and outstanding. These options have exercise prices that range from $0.088 per share to $79.00 per share. Of these options, approximately 1,505,144 are held by us (including the directors of Parent), and approximately 2,188,351 are held by directors, officers and employees of Northland other than us.

Purposes of the Merger (Page 10)

        The purposes of the merger are to (i) eliminate the significantly increasing costs and expenses and management and board time and attention associated with operating a public company; (ii) enable Parent to acquire all of the outstanding Common Stock that it will not already own prior to the merger; and (iii) provide a source of liquidity to the Public Shareholders, generally at capital gain or loss tax rates and without incurring brokerage commissions and fees otherwise potentially incurred in selling Northland’s shares.

Contribution and Merger (Page 58)

        We expect the following steps to be taken on or about November 28, 2005, immediately prior to the merger.

•	Ableco Holding LLC will exercise its warrant to purchase 2,543,053 shares of Common Stock at an exercise price of $0.01 per share.

•	Pursuant to the terms of a Contribution Agreement (which we discuss in further detail below under “Specific Terms of the Merger – Contribution, Purchase and Merger”), we, along with Wells Fargo Foothill, Inc., Ableco Holding LLC and ARK CLO 2000-1 Limited, will contribute to Parent a total of 86,147,116 shares of Common Stock (which includes the Common Stock to be received by Ableco Holding LLC upon exercise of its warrant) and 100 shares of Northland’s Preferred Stock in exchange for 86,147,116 shares of Parent’s common stock, par value $.01 per share and 100 shares of Parent’s series A preferred stock, par value $0.01 per share.

•	Immediately following the contribution of shares of Common Stock and Preferred Stock to Parent pursuant to the Contribution Agreement, Parent will purchase 5,503,167 shares of Common Stock held by the Bank Group at a price of $0.21 per share in cash (which is the same price that will be paid to the Public Shareholders in the merger) pursuant to the terms of a Stock Purchase Agreement which we discuss in further detail below under “Specific Terms of the Merger – Contribution, Purchase and Merger.”

•	Immediately following the contribution of shares of Common Stock and Preferred Stock to Parent pursuant to the Contribution Agreement and the purchase by Parent of shares of Common Stock from the Bank Group pursuant to the Stock Purchase Agreement, (i) Parent will own approximately 94.9% of the issued and outstanding Common Stock and 100% of the issued and outstanding Preferred Stock, and (ii) we will cause Parent to merge with Northland as a means of acquiring all of the shares of Common Stock not owned by Parent and to provide a source of liquidity to holders of those shares.

Principal Terms of the Merger

        The Merger (Page 59). We intend to cause Parent to merge with Northland on or about November 28, 2005 (which is twenty days after this Schedule 13E-3 is mailed to Northland’s shareholders) pursuant to a “short form” merger under Section 180.1104 of the Wisconsin Business Corporation Law. As a result of the merger, each share of Common Stock not owned by Parent will be converted into the right to receive $0.21 in cash. Parent will not be required to enter into a merger agreement with Northland, and we do not intend to seek the approval of the directors of Northland for any aspect of the transaction. Shareholders of Northland will not be entitled to vote their shares with respect to the merger.

        Merger Consideration (Page 59). The consideration in the merger will be $0.21 per share in cash. We set the price of $0.21 and have deemed that price to be fair to the Public Shareholders. We set the $0.21 per share merger price primarily through negotiations with U.S. Bank National Association, on behalf of the Bank Group, and also after reviewing other various factors considered by Parent’s board of directors in determining the fairness of the merger, including the fairness opinion delivered by Stephens Inc., an investment firm based in Little Rock, Arkansas (which we refer to as “Stephens”), as well as the other factors discussed below under “Special Factors – Fairness of the Merger – Factors Considered in Determining Fairness.”

        Payment for Shares (Page 59). Northland, as the surviving corporation in the merger, will pay you for your shares of Common Stock promptly after the effective date of the merger. Instructions for surrendering your stock certificates will be set forth in a Letter of Transmittal, which will be mailed to shareholders of record of Northland within 10 calendar days following the date the merger becomes effective and should be read carefully. Please do not submit your stock certificates before you have received these documents. Sending us your stock certificates with a properly signed Letter of Transmittal will waive your dissenters’ rights described below.

        Source and Amount of Funds (Page 59). Assuming no outstanding options to acquire Common Stock are exercised prior to the merger, the total amount of funds we expect to be required to pay the consideration for the Common Stock in the merger and the purchase of shares from the Bank Group, and to pay related fees and expenses, is approximately $2,685,670, which amount includes $1,030,005 required to be paid to Northland’s shareholders in the merger and $1,155,665 required for the Parent to purchase the 5,503,167 shares of Common Stock owned by the Bank Group pursuant to the terms of the Stock Purchase Agreement. Sun Northland will loan Parent the funds necessary to purchase the 5,503,167 shares of Common Stock from the Bank Group and the related fees and expenses, and that loan will be unsecured and evidenced by a promissory note. Northland, as the surviving corporation in the merger, will pay the merger consideration to the Public Shareholders and the related fees and expenses from cash on hand. Immediately following the merger, Northland, as the surviving corporation in the merger, will pay the full balance of the promissory note with cash on hand.

Our Position on the Fairness of the Merger (Page 21).

        We have concluded that the merger is both substantively and procedurally fair to the Public Shareholders. In reaching our conclusion, we considered each of the following factors:

•	the fact that the merger price is the same price to be paid to two sophisticated, unaffiliated shareholders (the Bank Group) for their shares following arms’ length, fully-informed negotiations among representatives of those parties and the Parent;

•	the opinion of Stephens that the price of $0.21 per share is fair, from a financial point of view, to the Public Shareholders;

•	the fact that the $0.21 per share merger price combined with the $0.33 per share special dividend paid on December 1, 2004 and the $0.09 per share special dividend paid on August 11, 2005 yields a cash return to shareholders who have held shares since prior to November 16, 2004 of $0.63 per share, compared to the average per share closing price of the Common Stock for the three months prior to public announcement of the $0.33 special dividend of approximately $0.65 per share;

•	Northland’s liquidation value, including the potential values of Northland’s remaining assets implied by recent efforts to sell certain cranberry marshes;

•	Northland’s going concern value;

•	the fact that Northland’s shareholders will be entitled to assert dissenters’ rights under Wisconsin law in connection with the merger;

•	the financial performance, condition, business operations and future prospects of Northland, including Mr. Swendrowski’s estimates of the potential future decline in the price of cranberries based on current industry inventory levels and projected 2005 harvest levels; and

•	the financial presentations and analyses of Mr. Swendrowski and Stephens.

        For a complete discussion of the factors that we considered in determining fairness, see “Special Factors — Fairness of the Merger — Factors Considered in Determining Fairness.”

Potential Conflicts of Interest (Page 55).

        There are various actual or potential conflicts of interest in connection with the merger. For example:

•	We are in control of Northland because we currently collectively own approximately 84.0% of the outstanding Common Stock (and may be deemed to beneficially own approximately 94.9% by virtue of certain voting and other rights granted to us under the Northland Stockholders’ Agreement which we discuss in further detail below under “Agreements Involving the Subject Company’s Securities”). In addition, we will own 91.6% of the outstanding common stock of the surviving corporation after the merger (and may be deemed to beneficially own approximately 99.9% by virtue of certain voting and other rights granted to us under the Parent Shareholders’ Agreement which we discuss in further detail below under “Agreements Involving the Subject Company’s Securities”).

•	Northland is party to a management services agreement with Sun Capital Partners Management, LLC, pursuant to which, among other things, Northland receives financial and management consulting services from Sun Capital Partners Management, LLC in exchange for an annual fee generally equal to the greater of $400,000 or 6% of Northland’s EBITDA (as defined therein). Sun Capital Partners Management, LLC is an affiliate of each member of the Sun Group and the Parent.

•	All of the directors of the Parent are also directors of Northland. In addition, George R. Rea, Patrick J. Sullivan and C. Daryl Hollis, three of the four directors of Parent, each serve on the boards of directors of certain other entities owned or controlled by affiliates of the Sun Group (although none if them is employed by or otherwise affiliated with any member of the Sun Group).

•	Northland’s Preferred Stock is owned by First Generation LLC, which is controlled by John Swendrowski. The Preferred Stock is subject to mandatory redemption in certain circumstances. The Preferred Stock will be contributed to Parent by First Generation LLC prior to the merger in exchange for an equal number of shares of Parent’s Series A Preferred Stock, $0.01 par value per share. The consummation of the merger will not result in the redemption of the Preferred Stock. The Preferred Stock will instead be canceled in the merger; however, the Series A Preferred Stock of Parent held by First Generation LLC will be converted into Series B Preferred Stock of Northland (as the surviving corporation) in the merger.

        For a discussion of other potential conflicts of interest, see “Information About the Filing Persons — Conflicts of Interest.”

Effects of the Merger (Page 12).

        Completion of the merger will have the following consequences:

•	Northland and Parent will be combined into a single, privately held entity.

•	Only us (or entities related to us), Wells Fargo Foothill, Inc., Ableco Holding LLC and ARK CLO 2000-1 Limited will have the opportunity to participate in the future earnings and growth, if any, of Northland. Similarly, only us (or entities related to us), Wells Fargo Foothill, Inc., Ableco Holding LLC and ARK CLO 2000-1 Limited will face the risk of losses generated by Northland’s operations or the decline in value of Northland after the merger.

•	The Common Stock will no longer be publicly traded. In addition, Northland, as the surviving corporation in the merger, will not be subject to the reporting and other disclosure requirements of the Securities Exchange Act of 1934, including requirements to file annual and other periodic reports or to provide the type of disclosure contained in this Schedule 13E-3.

•	Subject to the exercise of statutory dissenters’ rights, each of your shares will be converted into the right to receive $0.21 in cash, without interest.

Dissenters’ Rights (Page 62).

        You have a statutory right to dissent from the merger and demand payment of the fair value of your shares of Common Stock as determined in accordance with Subchapter XIII of the Wisconsin Business Corporation Law, plus a fair rate of interest, if any, from the date of the merger. This value may be more or less than the $0.21 per share in cash consideration offered in the merger. Should you wish to exercise these rights, you must demand payment in writing within 30 calendar days after delivery of the Notice of Merger and Dissenters’ Rights and otherwise comply with the procedures for exercising dissenters’ rights set forth in the Wisconsin Business Corporation Law. The statutory right of dissent is set out in Subchapter XIII of the Wisconsin Business Corporation Law and is complicated. Any failure to comply with its terms will result in an irrevocable loss of such right. Shareholders seeking to exercise their statutory right of dissent are encouraged to seek advice from legal counsel.

For More Information (Page 38).

        More information regarding Northland is available from its public filings with the Securities and Exchange Commission. See “Information About Northland.”

        If you have any questions about the merger, please contact John Swendrowski at (715) 424-4444.

INTRODUCTION

        For ease of reading, in this Transaction Statement on Schedule 13E-3 (“Schedule 13E-3”), the following terms are used herein in the following manner:

•	“Northland” refers to Northland Cranberries, Inc, which is the subject company in the merger described herein;

•	“Parent” refers to New Harvest, Inc., a newly formed corporation formed for the purpose of holding shares of Northland's capital stock and effecting the merger described herein;

•	“Sun Northland” refers to Sun Northland, LLC, the current owner of approximately 83.8% of the issued and outstanding shares of Northland’s class A common stock, $0.01 par value per share (“Common Stock”);

•	“Sun Group” refers to each of (i) Sun Northland, (ii) Sun Capital Partners II, LP, which owns a majority of the membership interests in Sun Northland, (iii) Sun Capital Advisors II, LP, which is the general partner of Sun Capital Partners II, LP, (iv) Sun Capital Partners, LLC, which is the general partner of Sun Capital Advisors II, LP, and (v) Messrs. Marc J. Leder and Rodger R. Krouse, both of whom are directors of Northland, and who each own 50% of the membership interests of Sun Capital Partners, LLC.

•	“Filing Persons” refers to Parent, the Sun Group, First Generation LLC and John Swendrowski (who is the Chairman and Chief Executive Officer of Northland and the Parent, as well as the managing member of First Generation LLC);

•	“Bank Group” refers to U.S. Bank National Association (“U.S. Bank”) and Mid America Bank, f.s.b. (successor in interest to St. Francis Bank, F.S.B.) (each of whom will be selling, or will cause entities they control to sell, shares of Common Stock to Parent in advance of the merger); and

•	“Public Shareholders” refers to the shareholders of Northland other than (i) the Filing Persons, Wells Fargo Foothill, Inc. (“Wells Fargo”), Ableco Holding LLC (“Ableco”) and ARK CLO 2000-1 Limited (“ARK CLO”) (each of whom will be contributing, or will cause entities they control to contribute, shares of Common Stock and/or Northland’s Series B Preferred Stock, $0.01 par value per share (“Preferred Stock”) to Parent in advance of the merger), (ii) the Bank Group, and (iii) any other shareholders affiliated with any of the foregoing.

        This Schedule 13E-3 is being filed by the Filing Persons and disseminated to shareholders of Northland pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder. The Filing Persons, Wells Fargo, Ableco and ARK CLO will beneficially own 100% of Parent’s capital stock immediately prior to the merger.

        As of September 26, 2005, Northland had a total of 94,090,496 shares of Common Stock and 100 shares of Preferred Stock issued and outstanding. This number does not include 2,543,053 shares of Common Stock issuable upon exercise of Ableco’s warrant. On a fully-diluted basis (not taking into account exercisable options to purchase shares of Common Stock), Northland had a total of 96,633,549 shares of Common Stock and 100 shares of Preferred Stock issued and outstanding as of September 26, 2005. Of those shares:

•	Sun Northland owns 78,844,820 shares;

•	Wells Fargo Foothill, Inc. owns 2,543,053 shares;

•	Ableco has the right to acquire 2,543,053 shares upon exercise of its warrant;

•	ARK CLO 2000-1 Limited owns 2,115,820 shares;

•	The Bank Group owns 5,503,167 shares;

•	John Swendrowski directly owns 100,370 shares and may also be deemed to beneficially own (i) 4,750 shares owned by a charitable foundation with respect to which he shares voting and investment power; (ii) 1,732 shares which Mr. Swendrowski holds jointly with his wife and with respect to which he shares voting and investment power; and (iii) 72,000 shares held by Cranberries Limited, Inc., a corporation in which Mr. Swendrowski shares ownership and which Mr. Swendrowski controls, with respect to which he shares voting and investment power;

•	The Public Shareholders collectively own 4,886,284 shares; and

•	Certain officers and directors of Northland (including George R. Rea, one of the directors of Parent, but excluding John Swendrowski) own 18,500 shares.

        This Schedule 13E-3 relates to and is being filed and disseminated in connection with the following events, all of which are expected to occur on or about November 28, 2005:

•	Ableco will exercise its warrant to purchase 2,543,053 shares of Common Stock at an exercise price of $0.01 per share.

•	Pursuant to the terms of a Contribution Agreement (discussed in further detail below under “Specific Terms of the Merger – Contribution, Purchase and Merger”), the Filing Persons, along with Wells Fargo, Ableco and ARK CLO, will convey to Parent a total of 86,147,116 shares of Common Stock (which includes the Common Stock to be received by Ableco upon exercise of its warrant) and 100 shares of Preferred Stock in exchange for 86,147,116 shares of Parent’s common stock, par value $0.01 per share and 100 shares of Parent’s Series A Preferred Stock, par value $0.01 per share, in a tax-free exchange under Section 351 of the Internal Revenue Code of 1986, as amended, as follows:

•	Sun Northland will contribute a total of 78,844,820 shares of Common Stock to Parent in exchange for 78,844,820 shares of Parent’s common stock;

•	John Swendrowski will contribute a total of 100,370 shares of Common Stock to Parent in exchange for 100,370 shares of Parent’s common stock;

•	Wells Fargo will contribute a total of 2,543,053 shares of Common Stock to Parent in exchange for 2,543,053 shares of Parent’s common stock;

•	Ableco will contribute a total of 2,543,053 shares of Common Stock to Parent in exchange for 2,543,053 shares of Parent’s common stock;

•	ARK CLO will contribute a total of 2,115,820 shares of Common Stock to Parent in exchange for 2,115,820 shares of Parent’s common stock

•	First Generation LLC will contribute a total of 100 shares of Preferred Stock to Parent in exchange for 100 shares of Parent’s Series A Preferred Stock.

•	Immediately following the contribution of shares of Common Stock and Preferred Stock to Parent pursuant to the Contribution Agreement, Parent will purchase 5,503,167 shares of Common Stock held by the Bank Group at a price of $0.21 per share in cash (which is the same price that will be paid to Northland’s shareholders in the merger) pursuant to the terms of a Stock Purchase Agreement which we discuss in further detail below under “Specific Terms of the Merger – Contribution, Purchase and Merger.”

•	Immediately following the contribution of shares of Common Stock and Preferred Stock to Parent and the purchase by Parent of shares from the Bank Group, Parent will own 91,650,283 shares of Common Stock, which are expected to represent approximately 94.9% of the outstanding Common Stock, and 100 shares of Preferred Stock, which will represent 100% of the outstanding Preferred Stock at such time. Parent will then effect a “short form” merger of Parent into Northland, with Northland continuing as the surviving corporation, pursuant to Section 180.1104 of the Wisconsin Business Corporation Law (“WBCL”).

        Upon the consummation of the merger, each outstanding share of Common Stock not held by Parent (except shares with respect to which statutory dissenters’ rights are properly exercised under the WBCL and not withdrawn), will be automatically converted into the right to receive $0.21 per share in cash (the “merger price”), without interest, upon surrender of the certificate for such share to Computershare Trust Company of New York (the “Paying Agent”). The effects of the merger on the other shares of capital stock of Northland and Parent are described in detail under “Specific Terms of the Merger.” Instructions with regard to the surrender of stock certificates, together with a description of statutory dissenters’ rights, will be set forth in a Notice of Merger and Dissenters’ Rights and a Letter of Transmittal, which documents will be mailed to shareholders of record of Northland within 10 calendar days following the date the merger becomes effective and should be read carefully.

        Under the WBCL, no action is required by the board of directors or the shareholders of Northland for the merger to become effective. Northland will be the surviving corporation in the merger.

        In addition to the shares of Common Stock issued and outstanding, as of September 26, 2005, options to purchase an additional 3,693,495 shares of Common Stock held by former and current directors, officers and employees were outstanding under the 1995 Stock Option Plan (the “1995 Plan”), the 2001 Stock Option Plan (the “2001 Plan”) and the 2002 Stock Option Plan (the “2002 Plan”).

        There are a total of 85,750 options outstanding that were issued under the 1995 Plan. All of the 85,750 options under the 1995 Plan are currently “out of the money.” Nevertheless, the Parent intends that, upon effectiveness of the merger, all options under the 1995 Plan will be cancelled and the holders of such options, other than John Swendrowski, will receive a cash payment of $0.01 per option share. John Swendrowski owns options to purchase 52,750 shares issued pursuant to the 1995 Plan and has agreed to forfeit those options for no consideration. No other Filing Person owns options issued pursuant to the 1995 Plan.

        There are a total of 3,607,745 options outstanding that were issued under the 2001 Plan and the 2002 Plan, collectively. These options have a weighted average exercise price of $0.25 per share (although 2,757,745 of these options have an exercise price of $0.088 per share). Upon effectiveness of the merger, Northland (as the surviving corporation in the merger) will assume the obligations under the 2001 Plan and the 2002 Plan. As a result, options issued thereunder will be converted into options to purchase common stock of Northland (as the surviving corporation in the merger).

        This Schedule 13E-3 and the documents incorporated by reference in this Schedule 13E-3 include certain forward-looking statements. These statements appear throughout this Schedule 13E-3 and include statements regarding the intent, belief or current expectations of the Filing Persons, including statements concerning the Filing Persons’ strategies following completion of the merger. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors.

SPECIAL FACTORS

Purposes, Reasons, Alternatives and Effects of the Merger

        Purposes of the Merger

        The purposes of the merger are to (i) eliminate the significantly increasing costs and expenses and management and board time and attention associated with operating a public company; (ii) enable Parent to acquire all of the outstanding common stock of Northland that it will not already own prior to the merger; and (iii) provide a source of liquidity to the Public Shareholders, generally at capital gain or loss tax rates and without incurring brokerage commissions and fees otherwise potentially incurred in selling Northland’s shares.

        Reasons for the Merger

        As discussed in greater detail in “Special Factors — Background of the Merger,” since Northland’s financial difficulties in fiscal 2000 and the purchase by Sun Northland of a majority of Northland’s equity interests in November 2001, Northland’s management has continuously explored potential alternatives to increase shareholder value. Northland has generally attempted since that time to streamline its business operations through cost reduction initiatives and sales of various operating assets in an effort to realize increased shareholder returns. For example, Northland sold its processing plant and certain inventory to Ocean Spray Cranberries, Inc. (“Ocean Spray”) in September 2004, and declared and paid a special dividend of $0.33 per share of class A common stock in December 2004 (a portion of which was funded through proceeds from the sale to Ocean Spray). In addition, in response to changes taking place in the fruit juice beverage industry that Mr. Swendrowski believed would require Northland to make significant additional investments in its branded juice business over the next two years in order to remain competitive, Northland successfully sold its branded juice business to Apple & Eve, LLC (“Apple & Eve”) in February 2005, and used a portion of the proceeds from that sale to declare and pay a special dividend of $0.09 per share of class A common stock in August 2005.

        In light of the simplification of Northland’s business, particularly the sale of its branded juice business, the Filing Persons believe the following are the primary reasons for undertaking the merger at this time:

•	Northland will experience increased tangible and intangible costs associated with being a public company, manifested principally by the July 2002 passage of the Sarbanes-Oxley Act of 2002 and particularly by Section 404 thereof, with which Northland would shortly be required to comply.

•	At this point in Northland’s business cycle, its remaining business of growing cranberries and selling cranberries and cranberry concentrate will likely not require Northland in the future to access the public capital markets, make acquisitions using stock, or otherwise take advantage of the benefits public companies sometimes realize.

•	Northland’s small public float, limited trading volume and significant “bid-ask” spread, as well as the nature of Northland’s remaining business and the significant common stock holdings of Sun Northland, make it increasingly unlikely that a liquid trading market will be maintained for Northland’s stock, and the ability of Northland’s shareholders to sell their shares could be more limited than the ability of shareholders of many other publicly traded companies to sell their shares.

        The Filing Persons determined to effect the merger at this time for the reasons discussed above and to realize the benefits of taking Northland private, as discussed below under the heading “Special Factors – Advantages of the Merger.” Northland’s stock price was not a significant factor in the timing of the Filing Persons’ decision to propose the merger.

        Alternatives to the Merger

        The Filing Persons believe that effecting the transaction via a short form merger between Northland and Parent under Section 180.1104 of the WBCL is the quickest and most cost-effective way to provide value and liquidity to the Public Shareholders and for Parent to acquire the outstanding public equity interest in Northland. The Filing Persons considered and rejected a long form merger because it would unnecessarily cause Northland to incur costs and expenses associated with such a process (including costs and expenses associated with preparation and negotiation of an agreement and plan of merger, preparation of a proxy statement/information statement and potentially with holding a meeting of shareholders to approve the transaction), and approval of the Public Shareholders would be required under applicable law. Similarly, the Filing Persons rejected a tender offer as a viable alternative as it would entail additional costs (including costs and expenses associated with preparation and negotiation of an agreement and plan of merger, preparation of tender offer documents and possibly the printing and mailing a proxy statement/information statement if enough shares to accomplish a back-end short form merger were not tendered), and a subsequent short form merger could still be required. The Filing Persons believe the costs associated with a long form merger or tender offer could be $25,000-$50,000 more than the costs associated with the short form merger. The Filing Persons also considered and rejected a reverse-stock split because approval of the Public Shareholders would be required under applicable law, which would result in a longer process than the short form merger alternative.

        In connection with the determination to undertake the going private transaction, the Filing Persons generally did not at this time consider a potential sale of Northland to a third party, primarily because, in connection with Northland’s evaluation of various strategic alternatives in 2003 discussed below under “Background of the Merger” (including, among other things, potential acquisitions, mergers, joint ventures, licensing arrangements or a potential sale of all, or a portion of, Northland”s businesses), Northland was unable at that time to find a buyer for its entire business on terms acceptable to management. In addition, in connection with the determination to undertake the going private transaction, the Filing Persons did not review alternative ways to reduces expenses, primarily because (i) the recent change in Northland’s business and numerous recent cost saving measures had already reduced operational costs to acceptable levels, and (ii) the primary cost factors that the Filing Persons considered could be reasonably achievable related primarily to Northland’s status as a public company and could not be achieved through other alternatives.

        The Filing Persons also considered taking no action at this time and continuing to operate Northland’s business in accordance with past practice. However, for the reasons discussed above under the heading “Special Factors — Purposes, Reasons, Alternatives and Effects of the Merger – Reasons for the Merger,” and below under the heading “Special Factors – Advantages of the Merger,” the Filing Persons concluded that continuing to run the business as a public company would not maximize long-term shareholder value when compared to other alternatives.

        Effects of the Merger

        The Filing Persons. Upon completion of the merger, the Filing Persons, together with Wells Fargo, Ableco and ARK CLO, will have complete control over the conduct of Northland’s business and will have a 100% interest in the net book value and net earnings of Northland. In addition, the Filing Persons will receive the benefit of the right to participate in any future increases in the value of Northland and will bear the complete risk of any losses incurred in the operation of Northland and any decrease in the value of Northland. The Filing Persons’ collective beneficial ownership of Northland immediately prior to the merger in the aggregate is expected to amount to approximately 94.9%. On a fully diluted basis (not taking into account exercisable options to purchase shares of Common Stock), the Filing Persons’ collective beneficial interest in Northland’s (i) net book value of $63.9 million on August 31, 2004 and $42.8 million on May 31, 2005, and (ii) net income of $18.0 million for the fiscal year ended August 31, 2004 $3.4 million for the three months ended May 31, 2005, was approximately 84.0%, which percentage will increase to approximately 91.6% upon completion of the merger. Specifically, the Filing Persons’ respective interest, in terms of percentages and dollars, in Northland’s net book value of $42.8 million on May 31, 2005 and net income of $3.4 million for the three months ended May 31, 2005, on a post-merger basis, will be as follows:

Filing Person	% Interest in Net Book Value and Net Earnings	$ Interest in Net Book Value (at May 31, 2005)	$ Interest in Net Earnings (for three months ended May 31, 2005)
New Harvest, Inc.	N/A	N/A	N/A
Sun Northland, LLC	91.5%	$39.2 million	$3.1 million
Sun Capital Partners II, LP	(1)	(1)	(1)
Sun Capital Advisors II, LP	(1)	(1)	(1)
Sun Capital Partners, LLC	(1)	(1)	(1)
Marc J. Leder	(1)	(1)	(1)
Rodger R. Krouse	(1)	(1)	(1)
First Generation LLC	(2)	(2)	(2)
John Swendrowski	0.1%	$0.04 million	$.003 million

(1) Sun Capital Advisors II, LP, the general partner of which is Sun Capital Partners, LLC (of which Messrs. Leder and Krouse each own 50% of the membership interests), is the general partner of Sun Capital Partners II, LP, which is the majority owner of Sun Northland.

(2) First Generation LLC owns all 100 shares of Northland’s Preferred Stock and no shares of Common Stock. Mr. Swendrowski is the managing member of First Generation LLC.

        First Generation LLC (one of the Filing Persons), which is controlled by John Swendrowski (also one of the Filing Persons), is the owner of all 100 issued and outstanding shares of Northland’s Preferred Stock. The Preferred Stock is subject to mandatory redemption in certain circumstances. The Preferred Stock will be contributed to Parent by First Generation LLC prior to the merger in exchange for an equal number of shares of Parent’s Series A Preferred Stock, $0.01 par value per share. The consummation of the merger will not result in the redemption of the Preferred Stock. The Preferred Stock will instead be canceled in the merger; however, the Series A Preferred Stock of Parent held by First Generation LLC will be converted into Series B Preferred Stock of Northland (as the surviving corporation) in the merger.

        In addition to the 100,370 shares of Common Stock which Mr. Swendrowski owns directly and which he will contribute to the Parent prior to the merger as described under “Specific Terms of the Merger – Contribution, Purchase and Merger,” Mr. Swendrowski may also be deemed to beneficially own (i) 4,750 shares owned by a charitable foundation with respect to which he shares voting and investment power; (ii) 1,732 shares which Mr. Swendrowski holds jointly with his wife and with respect to which he shares voting and investment power; and (iii) 72,000 shares held by Cranberries Limited, Inc., a corporation in which Mr. Swendrowski shares ownership and which Mr. Swendrowski controls, with respect to which he shares voting and investment power. All of these shares of Common Stock (except for the 100,370 shares which Mr. Swendrowski owns directly and which will be contributed to the Parent prior to the merger) will be converted into the right to receive $0.21 in the merger. Mr. Swendrowski may also be deemed to beneficially own 961,394 shares which he can acquire by exercising vested stock options. The treatment of Mr. Swendrowski’s options in the merger is discussed under “Special Factors – Purposes, Reasons, Alternatives and Effects of the Merger – Effects of the Merger – Treatment of Options.”

        Northland. Upon completion of the merger, the Filing Persons intend to deregister the Common Stock under the Exchange Act. As a result, Northland will no longer be required under the federal securities laws to file reports with the SEC and will no longer be subject to the proxy rules under the Exchange Act. Northland will be the beneficiary of a projected future net savings of approximately $750,000 per year after terminating registration under the Exchange Act. The projected future net savings would include savings from audit, legal, and personnel fees and costs. Specifically, Mr. Swendrowski estimates that these net savings include approximately (i) $75,000 associated with external audit costs; (ii) ongoing annual costs associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002 approximating $250,000; (iii) ongoing future costs of $150,000 associated with management’s certification of internal controls and auditors’attestation regarding the same, as well as management time and attention related to preparation and filing of periodic reports under the Exchange Act; (iv) $75,000 associated with outside legal counsel fees related to preparation and filing of periodic reports under the Exchange Act; (v) $80,000 associated with preparation, printing and mailing of proxy materials and conducting annual shareholder meetings; (vi) $87,000 associated with fees for outside directors; (vii) $25,000 in annual premium costs to maintain appropriate “public company” directors’ and officers’ insurance; and (viii) miscellaneous costs associated with compliance with expanded 8-K filing rules, internal staffing costs, transfer agent fees and investor relations activities. In addition to these costs, deregistration would result in savings of one-time future costs of $250,000-$500,000 associated with finalizing compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

        As of August 31, 2004, Northland had, for federal and state income tax purposes, net operating loss carryforwards of approximately $82,821,000, which expire in 2021 through 2024, available to offset future federal taxable income. In addition, as of August 31, 2004, Northland had approximately $1,937,000 of federal alternative minimum tax credit carryforwards available to offset future federal income taxes. The alternative minimum tax credit carryforwards have no expiration date. To the extent such operating loss carryforwards are used to offset taxable income in the future following the merger, the Filing Persons will benefit from that future use of operating loss carryforwards.

        The Public Shareholders. Upon completion of the merger, the Public Shareholders will no longer have any interest in, and will not be shareholders of, Northland. As a result, they will not participate in Northland’s future earnings and potential growth and will no longer bear the risk of any decreases in the value of Northland. In addition, the Public Shareholders will not share in any distribution of proceeds after any sales of businesses of Northland or its subsidiaries. All of the Public Shareholders’ incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Northland and to receive dissenters’ rights upon certain mergers or consolidations of Northland (unless such dissenters’ rights are perfected in connection with the merger), as well as the benefit of potential increases in the value of their holdings in Northland based on any improvements in Northland’s future performance, will be extinguished upon completion of the merger.

        Upon completion of the merger, the Public Shareholders also will not bear the risks of potential decreases in the value of their holdings in Northland based on any downturns in Northland’s future performance. Instead, the Public Shareholders will have liquidity, in the form of a $0.21 merger price per share, in place of an ongoing equity interest in Northland. In summary, if the merger is completed, the Public Shareholders will have no ongoing rights as shareholders of Northland (other than statutory dissenters’ rights in the case of Public Shareholders who perfect such rights under the WBCL).

        The Shares of Common Stock. Once the merger is consummated, public trading of the Common Stock will cease. The Filing Persons intend to deregister the Common Stock under the Exchange Act. As a result, Northland will no longer be required under the federal securities laws to file reports with the SEC and will no longer be subject to the proxy rules under the Exchange Act. In addition, the Common Stock will no longer be eligible for quotation on the OTC Bulletin Board.

        Treatment of Options. In addition to the shares of Common Stock issued and outstanding, as of September 26, 2005, options to purchase an additional 3,693,495 shares of Common Stock held by former and current directors, officers and employees were outstanding under the 1995 Stock Option Plan (the “1995 Plan”), the 2001 Stock Option Plan (the “2001 Plan”) and the 2002 Stock Option Plan (the “2002 Plan”).

        There are a total of 85,750 options outstanding that were issued under the 1995 Plan. All of the 85,750 options under the 1995 Plan are currently “out of the money.” Nevertheless, the Parent intends that, upon effectiveness of the merger, all options under the 1995 Plan will be cancelled and the holders of such options, other than John Swendrowski, will receive a cash payment of $0.01 per option share. John Swendrowski owns options to purchase 52,750 shares issued pursuant to the 1995 Plan and has agreed to forfeit those options for no consideration. No other Filing Person owns options issued pursuant to the 1995 Plan.

        There are a total of 3,607,745 options outstanding that were issued under the 2001 Plan and the 2002 Plan, collectively. These options have a weighted average exercise price of $0.25 per share (although 2,757,745 of these options have an exercise price of $0.088 per share). Upon effectiveness of the merger, Northland (as the surviving corporation in the merger) will assume the obligations under the 2001 Plan and the 2002 Plan. As a result, options issued thereunder will be converted into options to purchase common stock of Northland (as the surviving corporation in the merger).

        Directors. By operation of the merger, the directors of Northland, as the surviving corporation, will be the same as the directors of Northland prior to the merger.

        The following current directors of Northland are also directors of Parent and hold options to purchase the number of shares of Common Stock set forth opposite their respective names below:

Mr. John Swendrowski	1,005,144
Mr. George R. Rea	100,000
Mr. Patrick J. Sullivan	100,000
Mr. C. Daryl Hollis	100,000

        In addition, Messrs. Leder and Krouse (two of the Filing Persons) each hold options to purchase 100,000 shares of Common Stock.

        Of the options listed above for Mr. Swendrowski, (i) 852,394 were issued under the 2001 Plan at an exercise price of $0.088 per share (of which 639,296 options are vested as of the date hereof and the remainder will vest on November 6, 2005); (ii) 100,000 were issued under the 2002 Plan at a weighted average exercise price of $0.79 per share (of which 56,250 options are vested as of the date hereof); and (iii) 52,750 were issued under the 1995 Plan at a weighted average exercise price of $41.61 per share (all of which are vested as of the date hereof). Mr. Swendrowski has agreed to forfeit the options issued under the 1995 Plan for no consideration. Upon effectiveness of the merger, Northland (as the surviving corporation in the merger) will assume the obligations under the 2001 Plan and the 2002 Plan. As a result, these options will be converted into options to purchase common stock of Northland (as the surviving corporation in the merger).

        The options listed for Messrs. Rea, Sullivan, Hollis, Leder and Krouse were issued under the 2002 Plan and have a weighted average exercise price of $0.79. For each of Messrs. Rea, Sullivan, Hollis, Leder and Krouse, 56,250 of the listed options are vested as of the date hereof. Upon effectiveness of the merger, Northland (as the surviving corporation in the merger) will assume the obligations under the 2002 Plan. As a result, these options will be converted into options to purchase common stock of Northland (as the surviving corporation in the merger).

Advantages of the Merger

        The Filing Persons believe there are numerous advantages to the Public Shareholders, Northland and the Filing Persons associated with undertaking the merger.

        Advantages to the Public Shareholders

        Liquidity. Although the Common Stock is listed on the OTC Bulletin Board, the trading market for the shares has been extremely limited since Sun Northland’s acquisition of shares in November 2001. Since that time, approximately 94.9% of the fully-diluted shares of Common Stock (not taking into account exercisable options to purchase Common Stock) have been beneficially owned by Sun Northland, Wells Fargo, Ableco, ARK CLO and members of the Bank Group. Sun Northland has not purchased or sold any shares of Common Stock since its initial acquisition in November 2001, and shares held by Wells Fargo, Ableco, ARK CLO and members of the Bank Group are subject to restrictions on transfer pursuant to the Northland Stockholders’ Agreement described below under “Specific Terms of the Merger – Contribution, Purchase and Merger.” This results in an extremely small public float that limits the amount of trading and increases the spread between the bid and ask quotes for Northland’s shares on the OTC Bulletin Board. For example, for the three month period ended July 28, 2005 (prior to the public announcement of a $0.09 per share special cash dividend paid on August 11, 2005), Northland’s average daily trading volume on the OTC Bulletin Board was less than 10,000 shares, or approximately (i) 0.2% of the total “public float” (meaning the shares issued and outstanding other than the shares owned by the Filing Persons, Wells Fargo, ARK CLO and the Bank Group), (ii) 0.06% of the total shares issued and outstanding (other than the shares owned by Sun Northland), and (iii) less than 0.01% of the total shares issued and outstanding. The Filing Persons believe this small public float and daily trading volume means Northland’s shareholders are able to sell only a very small number of shares before causing the stock price to decrease measurably. For the same period, the Filing Persons believe the average closing bid/ask spread for Northland’s common stock was approximately $0.07, or approximately 19% of the average last sale price for that period. The Filing Persons believe this is a significantly above average spread which demonstrates the inefficiency of the market for the Common Stock and further contributes to the illiquidity of Northland’s shares. As a further example of the inefficiency of the market for the Common Stock, on July 27, 2005 (the day prior to announcing the $0.09 per share special dividend paid on August 11, 2005), the closing price for the Common Stock was $0.33 per share. The closing price on August 12, 2005 (the day after the dividend had been paid) was also $0.33 per share, or unchanged from the pre-announcement stock price. Similarly, on November 15, 2004 (the day prior to announcing the $0.33 per share special dividend paid on December 1, 2004), the closing price for the Common Stock was $0.69 per share. The closing price on December 2, 2004 (the day after the dividend had been paid) was $0.70 per share, or nearly unchanged from the pre-announcement stock price. Also, based on a review of Northland’s record shareholder list as of August 31, 2005, the Filing Persons believe that in excess of 90% of Northland’s shareholders of record own 500 or fewer shares of Common Stock (which does not take into account beneficial owners who hold shares in “street name”). At current and historical market prices, the Filing Persons believe that brokerage fees and commissions incurred by these shareholders in selling their shares into the market would be substantial as a percentage of their sale proceeds, further reducing the likelihood of sale and the potential gains to these holders of smaller blocks of stock. Finally, the merger is not subject to any financing contingency.

        As a result, the Filing Persons believe that the merger will benefit the Public Shareholders by allowing them to liquidate their holdings in a transaction at a fair price in which they will generally be eligible to receive capital gain or loss tax treatment for their proceeds and will avoid paying brokerage commissions or fees otherwise potentially incurred in selling Northland’s stock.

        Advantages to Northland

        Cost Savings. The Filing Persons believe that termination of registration under the Exchange Act will result in substantial legal, accounting and other significant tangible and intangible cost savings associated with:

•	the preparation and filing of periodic and current reports under the Exchange Act;

•	the review of and potential revisions to Northland's internal controls over financial reporting mandated by Section 404 of the Sarbanes-Oxley Act of 2002;

•	the review of quarterly financial information and attestation of management's certification of internal controls by Northland's independent auditors;

•	the preparation and filing of periodic reports by management and others under Section 16 and Section 13 of the Exchange Act related to share ownership and transactions in Northland stock;

•	the preparation, filing and mailing of annual reports, annual proxy materials for election of directors and periodic proxy or information statement materials for other significant corporate events or transactions requiring a shareholder vote or consent under Wisconsin law;

•	compliance with other laws and regulations related to having a class of securities registered under the Exchange Act, including among others regulations regarding the composition of audit committees, Regulation FD and the Sarbanes-Oxley Act of 2002;

•	directors’ and officers’ insurance premiums (which are typically higher for public companies);

•	the distribution of press releases regarding material events; and

•	investor relations activities.

Based on Northland’s experience in prior years, Northland’s direct tangible costs of being a public company are estimated at approximately $350,000 annually. Northland expects the actual cost savings of being a private company to be greater than simply eliminating the estimated historical costs because, importantly, Northland will avoid the costs of compliance with Section 404 of the Sarbanes-Oxley Act of 2002, with which Northland is not yet required to comply. The Sarbanes-Oxley Act generally has already increased Northland’s cost of compliance with the Exchange Act, and such costs would only increase with the mandated review of internal controls and certification and attestation of internal controls required by, and potential additional personnel necessary to ensure compliance with, Section 404.

        Confidentiality. As a company subject to the disclosure requirements of the Exchange Act, Northland has certain obligations to publicly disclose material information about its operations and other significant corporate events. Following the merger, Northland will no longer be subject to those requirements, and will be able to maintain important operational and other information in relative confidence. Of course, disclosure to shareholders of certain information may still be required in connection with undertaking significant corporate transactions, and limited state law provisions regarding disclosure of information to shareholders upon request will still apply to Northland. Nevertheless, the significant reduction in the number of shareholders and elimination of the necessity to comply with the disclosure requirements of the Exchange Act will result in Northland essentially being able to retain all important operational and other business information in confidence.

        Management Focus. Northland’s management devotes substantial time and effort each quarter to the preparation of financial statements and the gathering and summarizing of information required to be disclosed in periodic reports filed with the SEC. In addition, management continuously monitors SEC and legislative developments impacting public companies to ensure Northland’s continued compliance with applicable law, as well as continued compliance by its officers, directors and significant shareholders. A merger transaction that results in de-registration under the Exchange Act will allow management to focus additional time and effort on effectively managing Northland’s business and operations without the administrative burdens of SEC and related compliance.

        In addition, the public markets place pressure on companies to manage the business to achieve short-term objectives such as quarterly per share earnings. Often, companies are “encouraged” to make certain decisions for the benefit of short-term earnings that may not be in the best interests of sustained long-term growth. Even though Northland does not enjoy any research analyst following, Northland’s stock price performance can be seen by customers, suppliers and competitors as an indicator of the health of its business. As a result, Northland’s business must be managed with an understanding of how operating decisions will affect the price of the stock. Following the merger, management would no longer have to meet public expectations of stock price performance.

        Advantages to the Filing Persons

        Participation in Potential Future Appreciation. As a result of the merger, the Filing Persons will increase their ownership of the issued and outstanding Common Stock from approximately 84.0% to approximately 91.6%. Therefore, they will be the primary beneficiaries of Northland’s future earnings and growth, if any (and they along with Wells Fargo, Ableco and ARK CLO will be the sole beneficiaries of such growth).

        Filing of Periodic Reports No Longer Required. The Filing Persons, to the extent required to do so prior to the merger, will no longer have to prepare and file periodic reports under Section 16 and Section 13 of the Exchange Act related to share ownership and transactions in the Common Stock.

        Additionally, advantages to Northland are also advantages to the Filing Persons since they along with Wells Fargo, Ableco and ARK CLO will own 100% of Northland as the surviving corporation in the merger.

Disadvantages of the Merger

        While the Filing Persons believe the merger is fair to the Public Shareholders, they recognized that such a transaction may also have certain detrimental effects to the Public Shareholders, Northland and the Filing Persons.

        Disadvantages to the Public Shareholders

        No Further Interest. Upon completion of the merger, the Public Shareholders will no longer have any interest in, and will not be shareholders of, Northland. As a result, they will not participate in Northland’s future earnings and potential growth, if any. In addition, the Public Shareholders will not share in any distribution of proceeds after any sales of businesses of Northland or its subsidiaries. All of the Public Shareholders’ incidents of stock ownership, such as the rights to vote on certain corporate decisions, to elect directors, to receive distributions upon the liquidation of Northland and to receive dissenters’ rights upon certain mergers or consolidations of Northland (unless such dissenters’ rights are perfected in connection with the merger), as well as the benefit of potential increases in the value of their holdings in Northland based on any improvements in Northland’s future performance, will be extinguished upon completion of the merger.

        Disadvantages to Northland

        Reduced Ability for Management Incentives. The lack of liquidity provided by a ready market may result in fewer opportunities to utilize equity based incentive compensation tools to recruit and retain top executive talent. Stock options and other equity based incentives are typically less attractive if they cannot be turned into cash quickly and easily once earned. The Filing Persons believe that this is unlikely to have a significant adverse impact on Northland, since stock options and other equity based incentives have not been a significant part of Northland’s executives’ compensation packages in the recent past.

        Less Attractive Acquisition Currency. Stock that is registered under the Exchange Act and actively traded on an exchange or quotation system is generally a more attractive acquisition currency than unregistered stock, since the purchaser of the publicly traded security has constant access to important information about the company and can access the markets to sell the stock and can easily determine the value of the stock (i.e., the price to be received upon sale). That is, to a certain extent, stock of a publicly traded company with significant liquidity is nearly as good as cash (except for transaction costs associated with sale and with more risk). A purchaser of illiquid securities of a private company must depend for liquidity either on negotiated buy-out or buy-back arrangements, or a liquidity event by the company that is generally outside of its control. The Filing Persons recognize that this may not be a significant disadvantage to Northland, however, because (i) the relative illiquidity of Northland’s shares makes its stock less attractive than most publicly traded securities with significant trading volume; (ii) Northland has not historically utilized stock in acquisitions; and (iii) at this point in Northland’s business cycle, its remaining business of growing cranberries and selling cranberries and cranberry concentrate will likely not require Northland in the future to make acquisitions using stock.

        Reduced Equity Capital Raising Opportunities. One of the primary reasons many companies “go public” in the first place is to be able to more easily and efficiently access the public capital markets to raise cash. Similar opportunities are generally less available (without significant expense) to companies who do not wish to have a class of securities registered under the Exchange Act. Following the merger, since Northland’s stock will no longer be registered under the Exchange Act and public information regarding Northland will no longer be readily accessible, it will likely be more costly and time consuming for Northland to raise equity capital from public sources. Again, the Filing Persons concluded that this may be of little significance to Northland since (i) Northland has not attempted to access the public capital markets for financing purposes since 1998; (ii) at this point in Northland’s business cycle, its remaining business of growing cranberries and selling cranberries and cranberry concentrate will likely not require Northland in the future to access the public capital markets; and (iii) the Filing Persons generally have access to private financing sources sufficient to meet Northland’s financing needs in the near future.

        Loss of Prestige. Public companies are often viewed by shareholders, employees, investors, customers, vendors and others as more established, reliable and prestigious than privately held companies. In addition, public companies are typically followed by analysts who publish reports on their operations and prospects, and garner more press and media coverage than companies whose securities are not available for purchase by the investing public. Companies who lose status as a public company may risk losing prestige in the eyes of the public, the investment community and key constituencies. However, given the nature of Northland’s business, the Filing Persons felt that this was not a significant factor in considering whether to undertake a going private transaction.

        Disadvantages to the Filing Persons

        Increased Risk of Loss. As a result of the contributions, the purchase of shares from the Bank Group and the merger, the Filing Persons will increase their ownership of the issued and outstanding Common Stock from approximately 84.0% to approximately 91.6%. Therefore, the Filing Persons will a substantial majority of the risk of any losses generated by Northland’s operations and any decrease in Northland’s value after the merger.

Certain Federal Income Tax Consequences of the Merger

        The following summary of the material U.S. federal income tax consequences of the merger to holders of Common Stock is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and Treasury regulations, and existing rulings of the Internal Revenue Service (the “IRS”) and judicial decisions, all of which are subject to change. Any such change could apply retroactively and could adversely affect the consequences described below. The Filing Persons have not sought and will not seek a ruling from the IRS with respect to the merger.

        As used in this summary, a “U.S. Person” is (a) an individual who is a citizen of the United States or who is resident in the United States for U.S. federal income tax purposes, (b) a corporation or a partnership that is organized under the laws of the United States or any state thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust (i) that is subject to the supervision of a court within the United States and is subject to the control of one or more United States persons as described in Section 7701(a)(30) of the Code, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person. As used in this summary, a “U.S. Holder” is a U.S. Person who owns Shares and a “Non-U.S. Holder” is any person who owns Shares and who is not a U.S. Person.

        This summary does not discuss all U.S. federal income tax considerations that may be relevant to holders in light of their particular circumstances or that may be relevant to certain holders who may be subject to special treatment under U.S. federal income tax law (for example, persons who elect to treat dividends on, or gains from a disposition of, shares as investment income for purposes of the limitation on the investment interest deduction, tax-exempt organizations, persons who hold shares as part of a straddle, hedging, constructive sale, or conversion transaction, persons who acquire shares through exercise of employee stock options or otherwise as compensation for services, and U.S. Persons whose functional currency is not the U.S. dollar). Furthermore, this summary does not address any aspects of state, local, or foreign taxation. This summary does not discuss the U.S. federal income tax considerations relevant to Non-U.S. Holders. This summary is limited to those U.S. Holders who hold shares of Common Stock as “capital assets” within the meaning of Section 1221 of the Code.

        THIS SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. HOLDERS OF SHARES SHOULD CONSULT THEIR OWN TAX AND FINANCIAL ADVISERS WITH RESPECT TO THEIR PARTICULAR CIRCUMSTANCES.

        The receipt of cash by Northland shareholders in the merger, or pursuant to the exercise of dissenters’ rights, will be a taxable transaction for United States federal income tax purposes. In general, shareholders will recognize gain or loss for United States federal income tax purposes equal to the difference between the amount of cash that received in the merger and such holder’s adjusted tax basis in such holder’s shares of Common Stock. Such gain or loss will be capital gain or loss if the holder holds the shares as a capital asset and generally will be long-term capital gain or loss if, at the effective date of the Merger, such holder has held the shares for more than one year.

        The cash payments made to shareholders pursuant to the merger will be subject to backup United States federal income tax withholding unless such holder provides the Paying Agent with his or her tax identification number (social security number or employer identification number) and certifies that such number is correct, or unless an exemption from backup withholding applies.

        In general, cash received by shareholders who exercise statutory dissenters’ rights (“Dissenting Shareholders”) will result in the recognition of gain or loss to the Dissenting Shareholder. Any such Dissenting Shareholder should consult with his, her, or its tax advisor for a full understanding of the tax consequences of the receipt of cash in respect of dissenters’ rights pursuant to the merger.

        None of the Filing Persons or Northland expects to recognize any gain, loss, or income by reason of the merger.

        EACH BENEFICIAL OWNER OF SHARES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE MERGER, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

Fairness of the Merger

        Factors Considered in Determining Fairness

        Each of the Filing Persons has determined that the merger is both substantively and procedurally fair to the Public Shareholders. In reaching this determination, the Filing Persons considered a number of factors, including the advantages and disadvantages of a going private transaction discussed above under the headings “Special Factors – Advantages of the Merger” and “Special Factors – Disadvantages of the Merger,” and decided that the advantages outweighed the disadvantages. The Filing Persons also considered the factors set forth below.

        Procedural Fairness. In reaching its determination that the merger is procedurally fair to the Public Shareholders, the Filing Persons considered a number of factors, including:

•	Arms’ Length Negotiations with Sophisticated Parties. The Filing Persons believe that the negotiations with U.S. Bank on behalf of the Bank Group regarding the sale of its Common Stock to Parent as described in detail under “Background of the Merger” constitutes an important factor in determining procedural fairness of the merger price. The Filing Persons believe that arms’ length negotiations with sophisticated unaffiliated third parties is akin to appointing an unaffiliated representative of the minority shareholders to negotiate on behalf of the Public Shareholders, since (i) the third party sellers have no affiliation with the Filing Persons and thus lack any conflicts of interest with respect to the transactions and further lack any continuing interest in the equity of Parent or the results of operations of Northland, and (ii) both the third party sellers and the Public Shareholders seek to receive a fair price and to maximize value for their investments. In this context, the Filing Persons noted that many going private transactions utilize an independent special committee of the subject company’s board of directors, or unaffiliated representative of the minority shareholders, precisely in an effort to replicate the procedural protections afforded by negotiations between the going private proponents, on the one hand, and the unaffiliated shareholders who generally lack knowledge, sophistication and bargaining power on the other hand. In this case, the Filing Persons believe the negotiations with the third party sellers provide the same form of procedural protection as a special committee or unaffiliated representative of the minority – perhaps even enhanced protection as a result of the sophistication and knowledge of the third party sellers.

•	Availability of Dissenters’ Rights. Unlike certain other potential forms of going private transactions (such as a reverse stock split), Northland’s shareholders will be entitled to assert dissenters’ rights under Wisconsin law in connection with the merger. The Filing Persons believe that the dissenters’ rights protections afforded by Wisconsin law provide significant procedural and substantive fairness protections for the Public Shareholders, who ultimately may have the fair value of their shares determined by a court.

•	Independent Parent Directors. Messrs. Rea, Sullivan and Hollis, three of the four directors of Parent, are neither employed by nor affiliated with Sun Northland or Northland (except in their capacity as directors of Northland and except that each of them serves on the boards of directors of certain other entities owned or controlled by affiliates of Sun Capital Partners, Inc., an affiliate of Sun Northland). As such, the Filing Persons believe these directors are capable of evaluating the merger price and its fairness without undue influence from Sun Northland or from Northland’s management. After careful deliberation, and considering the financial analyses prepared by management and Stephens, these directors concluded that the merger price is fair to the Public Shareholders. In addition, Mr. Rea owns 10,000 shares of Common Stock and Mr. Swendrowski beneficially owns 78,482 (in addition to the 100,370 shares owned directly by Mr. Swendrowski which will be contributed to Parent prior to the merger) which will be converted in the merger into the right to receive the merger price. The Filing Persons believe the willingness of these directors to receive the merger price for their shares further demonstrates their belief that the merger price is fair to the Public Shareholders.

        Substantive Fairness. In reaching its determination that the merger is substantively fair to the Public Shareholders, the Filing Persons considered a number of factors, including:

•	Arms’ Length Negotiations with Sophisticated Parties. The Filing Persons believe that the negotiations with the Bank Group regarding the sale of its Common Stock to Parent constitutes an important factor in determining substantive fairness of the merger price. As described under “Background of the Merger,” the merger price was determined primarily by reference to the price at which sophisticated and unaffiliated shareholders, who are members of Northland’s former bank group, agreed to sell their shares of Common Stock to Parent following arms’ length negotiations on a fully informed basis. Those negotiations were led by U.S. Bank, Northland’s largest current shareholder apart from Sun Northland. As one of the largest commercial lenders in the United States, U.S. Bank has significant experience in evaluating investments and determining future prospects of both companies and the industries in which those companies compete. In addition, as a former member of Northland’s bank group, U.S. Bank has extensive knowledge of Northland and its operations, and is capable of evaluating its future prospects – and as a commercial lender to other companies in Northland’s industry, has extensive knowledge of that industry and potential future industry trends. Mr. Swendrowski believes U.S. Bank received all of the information regarding Northland and its prospects that it deemed necessary to make a fully informed investment decision, and engaged in truly arms’ length negotiations with representatives of Parent in reaching a sale price that it found acceptable.

•	Fairness Opinion. The Filing Persons gave considerable weight to the opinion of Stephens, the financial advisor to the Parent’s board of directors, in connection with its evaluation and negotiation of the merger price. Stephens delivered its written opinion to the Parent’s board of directors, dated September 21, 2005, to the effect that, as of that date, the price of $0.21 is fair, from a financial point of view, to the Public Shareholders. The full text of this opinion is attached as Exhibit A to this Schedule 13E-3. We urge you to read Stephens’ opinion in its entirety for a description of the procedures followed and factors considered in connection with the delivery of its opinion. See “Reports, Opinions, Appraisals and Negotiations.”

•	Liquidation Value. The Filing Persons considered the merger price compared to the implied value available to holders of Common Stock in a liquidation of Northland, as determined by reference to analyses performed by Mr. Swendrowski in June 2005 in connection with potential negotiations with the Bank Group, and supported by analyses performed by Stephens in September 2005 in connection with rendering its fairness opinion. Mr. Swendrowski’s liquidation analysis, adjusted to give effect to the distribution of a $0.09 per share special cash dividend by Northland on the Common Stock on August 11, 2005, was as follows:

Assets
Cash on Hand	$8,000,000
Accounts Receivable	2,500,000
Inventory	2,000,000
Est. Sale Value of Remaining Fixed Assets	17,600,000
Other Assets	950,000

Estimated Asset Value	31,050,000
Liabilities
Accounts Payable	$500,000
Accrued Liabilities	800,000
Long-Term Debt	450,000
Est. Liquidation Costs	1,000,000

Estimated Liabilities	2,750,000
Sub Total	$28,300,000	$28,300,000

Plus: Grower Business Value Estimate
	2,000,000	4,000,000
Total Equity Value	$30,300,000	$32,300,000

Less: Series B Preferred Est. Value	5,413,615	5,913,615

Net Equity Value to Common Shareholders	$24,886,385	$26,386,385

Net Equity Value Per Share	$0.25	$0.26
Shares Outstanding	100,967,000	100,967,000

Payment of Subsequent Dividend	$9,300,000	$9,300,000

Net Equity Value Per Share	$0.15	$0.17

As seen above, the liquidation analysis undertaken by Mr. Swendrowski implied liquidation values available to holders of Common Stock in a liquidation of Northland ranging from $0.15 to $0.17 per share (giving effect to the distribution of a $0.09 per share special cash dividend by Northland on the Common Stock on August 11, 2005). As discussed in further detail under “Reports, Opinions, Appraisals and Negotiations,” the liquidation analysis undertaken by Stephens implied liquidation values available to holders of Common Stock in a liquidation of Northland ranging from $0.20 to $0.21 per share. There were certain differences in the analyses undertaken by Mr. Swendrowski and by Stephens, including (i) the sale of two marsh properties accomplished between the time of the two analyses (which were sold at a value less than that ascribed to them in Mr. Swendrowski’s analysis); (ii) increases in value of current-year crop; (iii) differences in calculating accounts payable and accrued liabilities; and (iv) differences in the calculation of the potential values of the Series B Preferred Stock based on the payment of the $0.09 special cash dividend. The Filing Persons reviewed the differences noted between the two analyses and concluded that the differences did not impact their view as to the fairness of the merger consideration because (a) the differences arose primarily from the effects of events taking place between the time of the two analyses and in many cases reflected analysis in greater detail undertaken by Stephens; (b) both analyses were, in the view of the Filing Persons, based on reasonable judgments and reflected a reasonable range of outcomes; and (c) the later analysis, utilized by Stephens, reflects a potential liquidation value for Northland that supports the fairness of the merger consideration. As a result, the Filing Persons believe that the $0.21 per share merger price represents a fair price to the Public Shareholders when compared to expected values of Northland’s assets upon liquidation.

•	Going Concern Value. The Filing Persons believe that Northland’s going concern value may be lower than its value in liquidation and, as a result, placed more emphasis on liquidation values in determining the substantive fairness of the merger price. As previously disclosed, following the sale of Northland’s branded juice business and nine cranberry marshes, Northland’s business currently consists primarily of growing and purchasing cranberries and selling cranberry juice concentrate to Apple & Eve and Ocean Spray (as discussed below under “Background of the Merger”). In the absence of the branded juice business and a portion of its former cranberry producing properties, as previously disclosed, Mr. Swendrowski anticipates significantly reduced revenues in fiscal 2006 and beyond, and anticipates EBITDA in the $1-3 million range for at least the duration of the toll processing agreement with Ocean Spray, which would imply an enterprise value for Northland of approximately (i) $0.05-$0.15 per share using a 5x multiple of EBITDA; (ii) $0.06-$0.18 per share using a 6x multiple of EBITDA; and (iii) $0.07-$0.21 per share using a 7x multiple of EBITDA. In addition, (i) while Northland’s sources of revenue on a going concern basis will likely remain stable during the terms of the toll processing agreement with Ocean Spray and the supply agreement with Apple & Eve, the levels of revenue as well as expense will remain dependent upon the prevailing market price for cranberries, which Mr. Swendrowski expects to decrease in the short term due to current industry levels of inventory as well as expected large harvests from the fall 2005 growing season; and (ii) Northland cannot be assured of renewing the existing contracts with its contract growers upon expiration of those contracts, which adds uncertainty to Northland’s future sources of cranberries and cranberry prices on a going concern basis.

•	Liquidity. The Filing Persons believe that the liquidity that would result from the merger would be beneficial to the Public Shareholders because the Filing Persons’combined ownership of approximately 84.0% of the outstanding shares of Northland Common Stock (prior to the purchase by the Parent of shares from the Bank Group) results in an extremely small public float that limits the amount of trading and increases the spread between the bid and ask quotes for Northland’s shares on the OTC Bulletin Board. For example, for the three month period ended July 28, 2005 (prior to the public announcement of a $0.09 per share special cash dividend paid on August 11, 2005), Northland’s average daily trading volume on the OTC Bulletin Board was less than 10,000 shares, or approximately (i) 0.2% of the total “public float” (meaning the shares issued and outstanding other than the shares owned by the Filing Persons, Wells Fargo, ARK CLO and the Bank Group), (ii) 0.06% of the total shares issued and outstanding (other than the shares owned by Sun Northland), and (iii) less than 0.01% of the total shares issued and outstanding. The Filing Persons believe this small public float and daily trading volume means Northland’s shareholders are able to sell only a very small number of shares before causing the stock price to decrease measurably. For the same period, the Filing Persons believe the average closing bid/ask spread for Northland’s common stock was $0.07, or approximately 19% of the average last sale price for that period. The Filing Persons believe this is a significantly above average spread which demonstrates the inefficiency of the market for the Common Stock and further contributes to the illiquidity of Northland’s shares. Also, the significant percentage of shares held by the Filing Persons decreases the likelihood that a proposal to acquire the shares by an independent entity could succeed without the consent of the Filing Persons, which the Filing Persons believe is another reason why the liquidity provided by the merger would be beneficial to the Public Shareholders. Finally, the liquidity that would result from the merger means the Public Shareholders will generally be eligible to receive capital gain or loss tax treatment for their proceeds and avoid paying brokerage commissions and fees otherwise potentially incurred in selling Northland’s shares.

•	Total Return. The Filing Persons also considered the aggregate total return to Northland’s shareholders since Northland’s public announcement of a $0.33 per share special cash dividend on November 16, 2004. The average per share closing price of the Common Stock for the three months prior to public announcement of the special dividend was approximately $0.65 per share. Combining the $0.21 per share merger price with the $0.33 per share special dividend paid on December 1, 2004 and the $0.09 per share special dividend paid on August 11, 2005 yields a cash return to shareholders who have held shares since prior to November 16, 2004 of $0.63 per share. In light of the valuation analyses done by Mr. Swendrowski, this total cash return amount contributed to the Filing Persons’ determination that the $0.21 per share price was fair to the Public Shareholders.

•	Northland’s Financial Performance, Condition, Business Operations and Prospects. The Filing Persons believe the merger price to be attractive in light of Northland’s current financial performance, profitability, and growth prospects as discussed above under “Special Factors — Fairness of the Merger — Factors Considered in Determining Fairness — Going Concern Value.” In addition, the merger would shift the risk of Northland’s future financial performance from the Public Shareholders, who do not have the power to control decisions made as to Northland’s business, entirely to Parent, who does have the power to control Northland’s business and who has access to the resources to manage and bear the risks inherent in the business over the long term.

        Negative Considerations. In reaching its determination that the merger is both procedurally and substantively fair to the Public Shareholders, the Filing Persons also considered several negative factors, including

•	Termination of Participation in the Future Growth of Northland. Following the successful completion of the merger, the Public Shareholders would cease to participate in the future earnings or growth, if any, of Northland or benefit from increases, in any, in the value of their holdings in Northland.

•	Lack of a Special Committee or Unaffiliated Representative of the Minority Shareholders. The Filing Persons noted that many going private transactions utilize certain procedural safeguards to help ensure the fairness to unaffiliated shareholders of the going private price and process, such as an independent special committee of the subject company’s board of directors, or an unaffiliated representative of the minority shareholders. The Filing Persons noted that the proposed short form merger process did not directly utilize either of those potential safeguards. However, the Filing Persons believed that certain procedural elements of the proposed short form merger process were sufficient to ensure fairness in the absence of a special committee or unaffiliated minority representative, including primarily (i) the Filing Persons’ belief that the Bank Group negotiations provided the same procedural protections that a special committee or unaffiliated minority representative might otherwise provide, since those negotiations represented an arms’ length transaction among sophisticated and informed parties, and (ii) the fact that Messrs. Rea, Sullivan and Hollis, three of the four directors of Parent, are neither employed by nor affiliated with Sun Northland or Northland (except in their capacity as directors of Northland), thus providing a level of independent evaluation akin to that of a special committee (in this regard, the Filing Persons noted that, if the Northland board of directors were to appoint an “independent” special committee for any purpose, given the makeup of the Northland board, such committee would likely consist of Messrs. Rea, Sullivan and Hollis).

•	Ability of Bank Group to Sell Shares. While the Filing Persons believe that the negotiations with the Bank Group regarding the sale of its Common Stock to Parent constitutes an important factor in determining substantive and procedural fairness of the merger price for the reasons described above, the Filing Persons also considered the potential impact of the size of the Bank Group’s holdings and the existing rights of first refusal applicable to the sale of the Bank Group’s shares imposed by the Northland Stockholders’ Agreement on the Bank Group’s willingness to sell its shares at the negotiated price. Particularly, the significant number of shares held by the Bank Group and the rights of first refusal applicable to sales of Common Stock by the Bank Group may or may not have affected the price at which the Bank Group would be willing to sell. In addition, in the course of negotiations with the Bank Group, the Filing Persons believe the Bank Group likely understood that Sun Northland controls enough of Northland’s aggregate voting power to effect a “going private” transaction in a form other than a short-form merger. Nevertheless, the Filing Persons believe that, because of the sophistication of the Bank Group and the importance to the Sun Group of ongoing positive relationships with its potential lenders, the negotiated price represents an appropriate indication of fairness, and that the other factors discussed above did not impact the Bank Group’s decision to accept the negotiated price.

•	Conflicts of Interest. The financial interests of the Filing Persons are adverse as to the merger price to the financial interests of the Public Shareholders. In addition, officers and directors of the Parent have actual or potential conflicts of interest with the merger, discussed in further detail under “Conflicts of Interest.” Certain officers and directors of Parent are also officers and directors of Northland.

•	No Public Shareholder Approval. Since the merger will be conducted pursuant to the “short-form” Wisconsin merger statute, the Public Shareholders will not have an opportunity to vote on the merger.

•	Current and Historical Market Prices. On July 27, 2005 (the day prior to announcing the $0.09 per share dividend on the Common Stock paid on August 11, 2005), the closing price for the Common Stock was $0.33 per share, and the closing price on the day prior to the public announcement of the merger was $0.37. The merger price represents a discount to current and historical market prices of Northland’s stock. The Filing Persons carefully considered this fact in determining the fairness of the merger consideration (although the Filing Persons did not consider the historical market prices for the Common Stock for periods of time prior to September 2004 as being material to their determination as to fairness of the merger consideration, primarily because the nature of Northland’s business has changed substantially since that time). The Filing Persons believe the merger consideration is substantively fair to the Public Shareholders despite the discount to market, primarily because:

•	the small number of publicly traded shares and generally limited trading volume for the Common Stock makes for an inefficient market for the Common Stock (as evidenced by the fact that the market price did not adjust at all after a $0.09 per share special dividend was paid in August 2005 and did not adjust significantly after a $0.33 per share special dividend was paid in December 2004);

•	the average per share closing price of the Common Stock for the three months prior to Northland’s public announcement of a $0.33 per share cash dividend on November 16, 2004 was approximately $0.65 per share, and the aggregate total return to Northland’s shareholders since that time, including the $0.21 per share merger price, the $0.33 per share special dividend paid on December 1, 2004 and the $0.09 per share special dividend paid on August 11, 2005, yields a cash return to shareholders who have held shares since prior to November 16, 2004 of $0.63 per share;

•	following the sale of Northland’s branded juice business, Northland expects revenues and operating profits to continue to decline, and this decline would be worsened by the expected future decline in the price of cranberries; and

•	based on financial analyses by Mr. Swendrowski and by Stephens, despite valuations implied by the trading price of the Common Stock, the merger price exceeds the highest expected per share future value of Northland.

        Other. The Filing Persons also considered, but did not factor into their assessment of a fair merger price to the Public Shareholders, the following:

•	Net Book Value Per Share. Net book value per share is calculated as Northland’s assets minus its liabilities, divided by total outstanding shares. As of May 31, 2005, net book value was $0.45 per share (or $0.36 per share as adjusted to give effect to the $0.09 per share special cash dividend paid on August 11, 2005). The Filing Persons did not consider net book value to be meaningful in assessing the fairness of the merger price primarily because net book value is an accounting methodology based on historical cost and does not adequately reflect either current economic conditions and events or a company’s current or expected results of operations. The Filing Persons believe this is especially significant in Northland’s case, since (i) in the absence of the branded juice business and a portion of its former cranberry producing properties, as previously disclosed, Northland anticipates significantly reduced revenues in fiscal 2006 and beyond; and (ii) Mr. Swendrowski believes that the appraised value of certain cranberry marshes might be higher than the actual value that could be received in liquidation, primarily because short-term future prices of cranberries are expected to decrease due to current industry levels of inventory as well as expected large harvests from the fall 2005 growing season, and most of the remaining marshes had recently been offered for sale to Ocean Spray and were not sold at asking price (which was generally equivalent to the appraised value). In fact, Northland’s recent sale of its Fifield marsh (discussed below under “Negotiations or Contacts”) was for a price representing an approximate 25% discount to the appraised value, and Northland’s recent sale of its Manitowish Waters marsh (also discussed below under “Negotiations or Contacts”) was for a price representing and approximate 27% discount to the appraised value (These sale prices were not only below the appraised values for those properties, they were also below the values used by Mr. Swendrowski in valuation discussions with the Bank Group. The Filing Persons believe the sale prices of these marshes further supports the fairness of the merger consideration, since the values ascribed to these marshes in the negotiations with the Bank Group, and thus the portion of the $0.21 per share merger consideration to be paid to shareholders represented by those assets, were higher than the prices ultimately received in arms’ length negotiations with unaffiliated third parties). In addition, due to the difficulties inherent in valuing the Preferred Stock at any point in time (short of its redemption) given the “internal rate of return” calculation that determines its value, Northland’s net book value of $0.45 per share as of May 31, 2005 does not represent value available to shareholders of Common Stock upon liquidation since it does not take into account any potential future value of the Preferred Stock.

•	Comparable Companies Analysis. Since the sale of its branded juice business, Northland’s business operations consist primarily of growing and purchasing cranberries and selling cranberry juice concentrate to Apple & Eve and Ocean Spray, and its primary properties are cranberry marshes. The Filing Persons believe that, given the specialized nature of the cranberry industry and limited, unique market for cranberry marshes, there are no other publicly traded companies whose primary business is similar enough to Northland’s to allow for meaningful value comparisons between Northland and other such companies. As a result, the Filing Persons did not undertake, and did not consider in connection with determining the fairness of the merger price, any analysis of valuation implied by the results of operations or asset values of, or recent transactions involving, other publicly traded companies.

        In addition, during the past two years, except as described under “Background of the Merger” and “Negotiations or Contacts,” no firm offers have been made for (i) the merger or consolidation of Northland with or into another company, or vice versa; (ii) the sale or other transfer of all or any substantial part of the assets of Northland; or (iii) a purchase of Northland’s securities that would enable the holder to exercise control of Northland. Also, none of the Filing Persons has acquired any capital stock of Northland within the past two years (except with respect to grants of options to purchase Common Stock to Messrs. Leder, Krouse and Swendrowski in connection with their service as directors of Northland). As a result, the Filing Persons did not consider these points in connection with their determination as to the fairness of the merger consideration.

Approval of Security Holders

        Since the merger is being effected as a short form merger under Section 180.1104 of the WBCL, it does not require approval by Northland’s shareholders (other than approval by the board of directors of Parent).

Approval of Directors of Northland

        Since the merger is being effected as a short form merger under Section 180.1104 of the WBCL, it does not require approval by Northland’s board of directors.

Unaffiliated Representative

        The Filing Persons did not retain a representative to act on behalf of the Public Shareholders in determining whether to effect the merger or the merger price. However, as described above under “Special Factors — Fairness of the Merger — Factors Considered in Determining Fairness – Arms’ Length Negotiations with Sophisticated Parties,” the Filing Persons believe the negotiations with the Bank Group that formed the basis for the merger price provide essentially the same form of procedural protection as an unaffiliated representative of the minority.

        No provision was made by the Filing Persons in connection with the merger to grant unaffiliated security holders access to Northland’s or the Filing Persons’ corporate files or to obtain counsel or appraisal services at the expense of the Filing Persons.

Other Offers

        Except as described under “Background of the Merger” and “Negotiations or Contacts,” no firm offers have been made in the last two years for:

•	the merger or consolidation of Northland with or into another company, or vice versa;

•	the sale or other transfer of all or any substantial part of the assets of Northland; or

•	a purchase of Northland's securities that would enable the holder to exercise control of Northland.

        However, as discussed further under “Specific Terms of the Merger – Future Operations,” and consistent with Northland’s previously announced exploration of strategic alternatives, Northland after the merger may continue to seek the sale of its remaining marshes and potentially the assignment of its toll processing agreement with Ocean Spray, supply agreement with Apple & Eve and agreements with its contract growers, or we may seek to undertake other strategic transactions involving the company and its operations, properties and assets. See also “Information About the Filing Persons – Significant Corporate Events.”

REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

Opinion of Financial Advisor

        On August 12, 2005, Parent’s board of directors engaged Stephens to act as its financial advisor with respect to the potential merger. On September 21, 2005, Stephens Inc. rendered its oral opinion (subsequently confirmed in writing on September 21, 2005) to the Parent’s board of directors that as of such date, and based upon and subject to certain matters stated in its written opinion, from a financial point of view, the cash consideration being given to the Public Shareholders in the merger was fair to the Public Shareholders.

        Although Stephens evaluated the fairness, from a financial point of view, of the cash consideration to be offered to the Public Shareholders in the merger, the amount of the consideration was determined by the Parent’s board of directors and was based, in part, on arm’s length negotiations between the Parent and the Bank Group regarding the consideration ultimately received by the Bank Group for its shares of Common Stock. The Parent did not provide specific instructions to, or place any limitation on, Stephens with respect to the procedures to be followed or factors to be considered by Stephens in performing its analyses or providing its opinion.

        The full text of Stephens’ written opinion, dated September 21, 2005, is attached as Exhibit A to this Schedule 13E-3. The Public Shareholders may read Stephens opinion for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Stephens in rendering its opinion. The following is a summary of the material financial analyses presented by Stephens to the Parent’s board of directors on September 21, 2005 in connection with the rendering of its oral opinion on that date.

        Stephens’ advisory services and opinion were provided for the information and assistance of the Parent’s board of directors in connection with its consideration of the merger. Stephens was not requested to opine as to, and its opinion does not address, (1) the Parent’s underlying business decision to proceed with or effect the merger or (2) the relative merits of the merger in comparison to other alternatives for Northland.

        In arriving at its opinion, Stephens reviewed and analyzed the following material information:

•	Publicly available information regarding Northland that Stephens believed to be relevant to its analysis;

•	Certain internal information, including internal financial reports and statements and other financial and operating data (including financial projections) concerning Northland which were prepared by Northland’s management;

•	Historical trading activity and reported prices for the Common Stock;

•	The financial performance of Northland compared with that of certain other comparable publicly-traded companies that Stephens deemed relevant;

•	The financial terms, to the extent publicly available, of certain comparable transactions which Stephens deemed relevant;

•	The Stock Purchase Agreement with the Bank Group dated September 26, 2005 and other documents relevant to the merger;

•	Based on discussions with Northland’s management, the operations of and future business prospects for Northland and the anticipated financial consequences of the merger to Northland; and

•	Other such analyses that Stephens deemed appropriate.

        In arriving at its opinion, Stephens assumed and relied upon the accuracy and completeness of the financial and other information used by Stephens without independently verifying such information and further relied upon the assurances of the management of Northland that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections and estimates of Northland, upon advice from Northland, Stephens Inc. assumed that such projections and estimates had been reasonably prepared on a basis reflecting the best currently available information, assessments and judgments of the management of Northland as to the future financial performance and condition of Northland. Stephens’ opinion necessarily is based upon market, economic and other conditions as they existed on, and can be evaluated as of, the date of its opinion.

        In connection with rendering its opinion, Stephens performed certain financial, comparative and other analyses as described below. In addition to such analyses, Stephens also considered the price of $0.21 per share, which was established between the Parent and the Bank Group for the purchase of the Bank Group’s Common Stock, to be a relevant factor in evaluating the fairness of the merger price. This purchase price was agreed upon following arms length negotiations among sophisticated financial firms. Stephens also evaluated certain qualitative factors regarding the purchase of the Bank Group’s Common Stock including the transfer restrictions associated with the stock and the importance of the stock in facilitating the proposed Transaction. In arriving at its opinion, Stephens did not ascribe a specific range of value to the Common Stock, but rather made its determination as to the fairness, from a financial point of view, to the Public Shareholders of the cash consideration being offered to such shareholders in the merger on the basis of financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and therefore, such an opinion is not readily susceptible to summary description. It should be noted, however, that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Stephens made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of both the Parent and Northland. None of the Parent, Northland, Stephens or any other person assumes responsibility if future results are materially different from those discussed. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses may actually be sold.

        The following is a summary of the material financial analyses used by Stephens in connection with rendering its opinion to the Parent’s board of directors. Some of the summaries of the financial and comparative analyses include information presented in tabular format. In order to fully understand the methodologies used by Stephens and the results of its financial and comparative analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial and comparative analyses. Accordingly, the information presented in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying Stephens Inc.‘s opinion.

Summary of Analysis

        Historical Stock Trading Analysis

        Stephens reviewed the historical trading prices and volumes for the Common Stock for the two-year period ended September 19, 2005. Using the closing price of the Common Stock on September 19, 2005, Stephens analyzed the consideration to be received by the Public Shareholders pursuant to the merger. The proposed offer price of $0.21 per share represents a 40.7% discount to the 60-day average price of $0.35 per share and a 40.8% discount to the closing price on September 19, 2005 of $0.36 per share. In evaluating the fairness of the merger price compared to current and historical market prices, Stephens also considered the following factors:

•	During the last year, Northland has sold a substantial amount of its operating assets and returned proceeds to shareholders via special cash dividends of $0.33 per share on December 1, 2004 and $0.09 per share on August 11, 2005.

•	Approximately 95% of the Common Stock is controlled by the Filing Persons and does not trade.

•	Over the last 60 days, Northland has had less than $10,000 of average daily trading volume.

•	As a further example of the Common Stock’s illiquidity, on July 27, 2005 (the day prior to announcing the $0.09 per share special dividend related the Company’s divestiture of its branded juice assets) the closing stock price was $0.33 per share. The closing price on August 12, 2005 (the day after the dividend had been paid) was also $0.33 per share or unchanged from the preannouncement stock price.

•	The potential value associated with Northland’s Preferred Stock could reduce the proceeds to common shareholders by as much as $0.04 to $0.07 per share, or more, depending upon the timing and circumstances of the ultimate redemption of those shares pursuant to their terms.

•	Given the complex and contingent nature of the Preferred Stock, its estimated value is potentially not reflected in the current stock price.

        Analysis of Contemplated Merger Price

        For comparison purposes, the following table represents the results of Stephens’ analysis based on the merger price of $0.21 per share (dollars in thousands, except per share):

        The merger price of $0.21 per share (i) represents an approximate 40.8% discount to the market price of the Common Stock as of September 19, 2005; (ii) implies a net equity value (which is the market value of common equity on a fully diluted basis) for Northland of approximately $20.9 million; and (iii) implies an enterprise value (which is equity value plus the book value of debt less cash and marketable securities) for Northland of approximately $25.8 million. In addition, based on projections provided by Mr. Swendrowski and attached to this Schedule 13E-3 as Exhibit B, Stephens calculated Northland’s projected earnings before interest, taxes, depreciation and amortization (“EBITDA”), to be approximately $2.4 million for fiscal 2006 and approximately $2.5 million for fiscal 2007. Based on these projections, the merger price of $0.21 per share implies an EBITDA multiple of 10.8x for fiscal 2006 and 10.3x for fiscal 2007. Based on the projections provided by Mr. Swendrowski, Stephens calculated earnings before interest and taxes (“EBIT”) and net income to be negative for fiscal 2006 and 2007; as a result, comparative multiples to EBIT and net income are not meaningful.

        Selected Comparable Company Analysis

        Stephens examined the trading multiples of public companies which, in its opinion, were most similar to Northland in terms of their business operations. While no public company exactly replicates Northland’s operations, it is reasonable to analyze public equity market values for a group of similar companies and then draw conclusions on approximate value ranges for Northland. The comparable companies chosen by Stephens are all involved in the harvest and processing of fruits and vegetables, which, in Stephen’s opinion, closely approximates Northland’s current business model. In this context, Stephens reviewed and compared certain financial information for Northland to the corresponding financial information and public market multiples for the following publicly-traded companies, each of which are described more fully in Exhibit C to this Schedule 13E-3:

•	Fresh Del Monte Produce, Inc.;

•	Chiquita Brands International, Inc.;

•	Alico, Inc.;

•	Maui Land & Pineapple Company, Inc.; and

•	Seneca Foods Corporation.

        Although none of the selected companies are directly comparable to Northland, the companies included were chosen because they are publicly-traded companies with operations that for purposes of analysis may be considered similar to certain operations of Northland.

        Stephens calculated various financial multiples for these comparable companies based on the most recent publicly available information, I/B/E/S International Inc., or IBES, estimates and research reports. With respect to the selected companies, Stephens calculated:

•	Equity value, which is the market value of common equity (on a fully diluted basis);

•	Enterprise value, which is equity value plus net debt (the book value of debt less cash and marketable securities), as a multiple of latest twelve months, or LTM, and estimated years 2005 and 2006 revenue;

•	Enterprise value as a multiple of LTM and estimated years 2005 and 2006 EBITDA;

•	Enterprise value as a multiple of LTM and estimated years 2005 and 2006 EBIT; and

•	Equity value as a multiple of LTM and estimated years 2005 and 2006 net income.

        The results of these analyses are summarized as follows:

        Because of the inherent differences between the businesses, operations, financial conditions and prospects of Northland and the businesses, operations, financial conditions and prospects of the companies selected for the comparable company analysis, Stephens believed that it was inappropriate to rely solely on the quantitative results of the analysis, and accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of Northland and the companies selected for the comparable company analysis that would affect the public trading values of Northland and the comparable companies. In this regard, Stephens believed the the public companies that trade at the median levels indicated above are, among other things, much larger and more profitable than Northland. For this and other reasons, Stephens believed EBITDA multiples of 5.5x-6.5x were reasonable to apply in connection with the comparison of comparable public company values to the potential value of Northland. Applying those multiples to Northland’s projected fiscal 2006 EBITDA yielded potential per share prices for the Common Stock of $0.11-$0.13.

        Selected Comparable Transaction Analysis

        Stephens analyzed the multiples actually paid in recent acquisitions or mergers for companies with business operations similar to Northland’s operations to determine a potential value for Northland implied by those recent transactions. While each of the selected target companies in these transactions, which are described in more detail in Exhibit C to this Schedule 13E-3, differ in some respect from Northland, their general similarity allows for the extrapolation of potential values for Northland after considering and adjusting for these differences. Stephens analyzed certain publicly available information relating to the following selected completed transactions since January 2001:

•	Sun World International / Black Diamond Capital;

•	Riviana Foods / Ebro Puleva, S.A.;

•	Standard Fruit & Vegtable / Fresh Del Monte Produce;

•	Dole / David Murdock;

•	Seminis / Fox Paine & Co.; and

•	Stearns & Lehman / Kerry Group.

        For each of the selected transactions, Stephens calculated and compared enterprise value, or total transaction value, as a multiple of LTM revenue, EBITDA and EBIT for the company being acquired.

        The following table presents the results of this analysis:

        Because of the inherent differences between the businesses, operations, financial conditions and prospects of Northland and the businesses, operations, financial conditions and prospects of the companies selected for the comparable transaction analysis, Stephens believed that it was inappropriate to rely solely on the quantitative results of the analysis, and accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of Northland and the companies selected for the comparable transaction analysis that would affect the public trading values of Northland and the comparable companies. In this regard, Stephens believed EBITDA multiples of 7.0x-8.0x were reasonable to apply in connection with the comparison of comparable transaction values to the potential value of Northland in a similar change of control transaction. Applying those multiples to Northland’s projected fiscal 2006 EBITDA yielded potential per share prices for the Common Stock of $0.14-$0.16.

        Discounted Cash Flow Analysis

        Stephens performed a discounted cash flow analysis on Northland using Northland’s management projections for fiscal years 2006 and 2007. This valuation analysis calculates current values for Northland based on its projected financial performance and resulting estimated cash flows. For fiscal years 2008 through 2010, Stephens used both a case involving no growth in EBITDA, depreciation and amortization and capital expenditures and a case involving 5.0% growth in EBITDA, depreciation and amortization and capital expenditures. Northland’s historical growth rate in this regard, from August 31, 1999 through August 31, 2004 (the last full fiscal year prior to Northland’s divestiture of its concentrate business and branded juice buisiness) was negative. Given that fact, combined with the significant changes in Northland’s business during the last two years, Stephens believed Northland’s historical growth rate in this context is less useful to a determination of fairness than management’s future projections, since recent historical growth rates are negative and there is essentially no recent historical operating performance under Northland’s current business model (i.e., following the divestitures described above) to use as a comparison.

        Stephens calculated an implied net present value of free cash flows for Northland for fiscal years 2006 through 2010 using discount rates ranging from 15.0% to 25.0%. The discount rates used were based on the weighted average cost of capital for Northland of approximately 20.3%. Stephens calculated an implied terminal value in the year 2010 based on EBITDA multiples ranging from 7.0x-8.0x, which were based on the results used in the comparable transaction analysis performed by Stephens, and discounted these terminal values to an implied present value using the above-stated discount rates.

        Stephens calculated unlevered free cash flows in the no growth case as follows:

	For the Projected Fiscal Year Ending August 31,
	2006	2007	2008	2009	2010
Adjusted EBITDA	$2,377	$2,502	$2,502	$2,502	$2,502
Less: Depreciation and Amortization	(1,352)	(1,442)	(1,442)	(1,442)	(1,442)

EBIT	1,024	1,060	1,060	1,060	1,060
Less: Taxes	--	--	--	--	--
Net Income Unlevered	1,024	1,060	1,060	1,060	1,060
Plus: Depreciation and Amortization	1,352	1,442	1,442	1,442	1,442
Less: Capital Expenditures	(540)	(540)	(540)	(540)	(540)

Unlevered Free Cash Flow	$1,837	$1,962	$1,962	$1,962	$1,962

        Applying discount rates of 15.0% to 25.0% to projected unlevered free cash flow yielded discounted present values of future cash flows between approximately $5.2 million and $6.5 million. Applying EBITDA multiples of 7.0x-8.0x to projected 2010 EBITDA of approximately $2.5 million and adding the present value of those results to the present value of future cash flows yielded enterprise values for Northland of between $10.9 million and $16.4 million, or approximately $0.09 to $0.14 per share.

        Stephens calculated unlevered free cash flows in the 5% growth case as follows:

	For the Projected Fiscal Year Ending August 31,
	2006	2007	2008	2009	2010
Adjusted EBITDA	$2,377	$2,502	$2,627	$2,759	$2,897
Less: Depreciation and Amortization	(1,352)	(1,442)	(1,514)	(1,590)	(1,669)

EBIT	1,024	1,060	1,113	1,169	1,228
Less: Taxes	--	--	--	--	--

Net Income Unlevered	1,024	1,060	1,113	1,169	1,228
Plus: Depreciation and Amortization	1,352	1,442	1,514	1,590	1,669
Less: Capital Expenditures	(540)	(540)	(567)	(595)	(625)

Unlevered Free Cash Flow	$1,837	$1,962	$2,060	$2,163	$2,272

        Applying discount rates of 15.0% to 25.0% to projected unlevered free cash flow yielded discounted present values of future cash flows between approximately $5.4 million and $6.8 million. Applying EBITDA multiples of 7.0x-8.0x to projected 2010 EBITDA of approximately $2.9 million and adding the present value of those results to the present value of future cash flows yielded enterprise values for Northland of between $12.1 million and $18.3 million, or approximately $0.10 to $0.15per share.

        Liquidation Analysis

        Although Stephens is not aware of any liquidation plans for Northland, Stephens performed a liquidation analysis in order to understand the potential value to the Public Shareholders in the hypothetical event Northland was liquidated. In this analysis, Stephens estimated the residual value to the Public Shareholders after the liquidation of all Northland’s assets and the extinguishment of all its known and contingent liabilities. The values that underlie this analysis are based on Northland management estimates.

Assets
Cash on Hand	$2,772,000
Accounts Receivable	551,000
Inventory	7,483,000
Assets Held for Sale	10,000,000
Est. Sale Value of Remaining Fixed Assets	7,700,000
Other Assets	991,000

Estimated Asset Value	29,497,000
Liabilities
Accounts Payable	$1,224,000
Accrued Liabilities	1,595,000
Long-Term Debt	450,000
Est. Liquidation Costs	1,500,000

Estimated Liabilities	4,769,000
Sub Total	$24,728,000	$24,728,000

Plus: Grower Business Value Estimate	2,400,000	3,000,000
Total Equity Value	$27,128,000	$27,728,000

Less: Series B Preferred Est. Value	7,007,000	7,147,000

Net Equity Value to Common Shareholders	$20,121,000	$20,581,000

Net Equity Value Per Share	$0.20	$0.21
Shares Outstanding	98,217,168	98,217,168

        As a part of its investment banking activities, Stephens regularly issues fairness opinions and is continually engaged in the valuation of companies, and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. The Parent selected Stephens because of its expertise, reputation and familiarity with Northland and the cranberry industry.

        Certain Assumptions

        In connection with its various analyses, Stephens was given access to certain non-public financial information including Northland’s internal projection model and assumptions regarding a potential liquidation of Northland’s assets and liabilities. A summary of the material information included in Northland’s internal projections is included as Exhibit B hereto. Stephens examined the projections and considered all of the assumptions used in determining the reasonableness of the conclusions produced by the projections. Major assumptions used in the projections included primarily:

•	The amount and cost of fruit to be produced on Northland’s owned cranberry marshes were calculated by analyzing five-year production data from Northland’s owned marshes and assuming those marshes could produce similar average yields at similar costs going forward;

•	The amount and cost of fruit purchased from Northland’s grower contracts were calculated based on historical amounts purchased from Northland’s growers and the costs anticipated by management for cranberry crops in the coming years; and

•	The amount of cranberry concentrate to be produced in future periods is dependent upon the amounts estimated in the points above. The sale price of cranberry concentrate is determined by the market, and the amounts used in the analyses reflect Mr. Swendrowski’s best estimates for future prices.

        All of the assumptions used by Mr. Swendrowski appeared reasonable in the context of historical and current amounts and prices.

        Stephens also used other assumptions in undertaking the foregoing analyses. Primarily, since Northland has sold significant assets during the last year and continues to look for potential buyers for certain of its owned cranberry marshes, Stephens assumed in its analyses (except with respect to its liquidation analysis) that Northland’s operating assets which existed at the time of Stephens’ analysis would remain in place going forward.

        As it relates to the liquidation analysis, there were certain limitations on Stephens’ ability to ascertain a reasonable value for Northland’s remaining owned cranberry marshes (although such limitations were not imposed by the Filing Persons). Northland obtained appraisals for these marshes in 2001 but had been unsuccessful in its recent efforts to sell these marshes at those prices, implying their actual value was something less. Stephens discussed the potential value of these remaining marshes with Mr. Swendrowski and through these discussions determined that Mr. Swendrowski’s estimated value for these remaining marshes, which was used in the liquidation analysis, appeared reasonable. Another practical limitation to the overall analysis comes from the potential value of the Series B Preferred Stock. The value of these shares depends on, among other factors, the internal rate of return to Sun Northland at any particular time on its investment in Northland. When estimating potential ranges of equity values to the Public Shareholders, it was necessary for Stephens to assume that for each potential value estimated under each methodology, the entire company was sold at that price which in turn creates a particular value for the Series B Preferred Stock. Despite the complicated nature of the Series B Preferred valuation formulas, Stephens used its best efforts to calculate what the value of the Series B Preferred Stock might have been at different overall values for Northland, resulting from different methodologies, on the date it delivered its fairness opinion.

Fees

        As compensation for services in connection with the merger, which include the issuance of the fairness opinion, the Parent has agreed to pay Stephens a fee of $125,000 and reimburse it for all out of pocket expenses incurred in performing these services. In addition, the Parent has agreed to indemnify Stephens against certain liabilities that could arise from providing financial advice, including certain liabilities that could arise from providing the fairness opinion. Stephens also has performed various investment banking activities for Northland in the past (including acting as financial advisor regarding the sale of assets to Ocean Spray Cranberries, Inc. and also the sale of assets to Apple & Eve, Inc.) During the past two years, Northland has paid Stephens approximately $1,375,000 in connection with these services. Also, Kevin Wilcox, Executive Vice President and Head of Investment Banking at Stephens, is Stephens’ senior investment banker for these previous and current engagements and is also an investor in one or more funds sponsored by Sun Capital Partners, Inc., including Sun Capital Partners II, L.P., which is a fund that has an investment in Northland. Sun Capital Partners, Inc. is an affiliate of Sun Northland. Stephens has in the past and may in the future provide additional investment banking services for Sun Capital Partners, Inc. In the ordinary course of business, Stephens may actively trade in the equity securities of Northland for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Since January 1, 2005, Stephens has not engaged in any trades of Northland securities and does not hold any long or short positions in Northland’s stock.

INFORMATION ABOUT NORTHLAND

        Northland’s principal executive offices of Northland are located at 2321 West Grand Avenue, P.O. Box 8020, Wisconsin Rapids, Wisconsin 54494-8020, and its telephone number is (715) 424-4444.

        The Common Stock is quoted on the OTC Bulletin Board under the symbol “NRCNA.” The following table sets forth the high and low sales prices per share of Common Stock as quoted on the OTC Bulletin Board for each quarter during the past two years. The range of sale prices listed for each quarter includes intra-day trading prices. These quotations represent inter-dealer prices, without retail mark-up, mark-down, or commissions, and may not necessarily represent actual transactions.

	HIGH	LOW
FISCAL YEAR ENDED AUGUST 31, 2005:
1st Quarter	$1.09	$0.56
2nd Quarter	$0.85	$0.43
3rd Quarter	$0.43	$0.30
4th Quarter	$0.50	$0.28
FISCAL YEAR ENDED AUGUST 31, 2004:
1st Quarter	$0.80	$0.48
2nd Quarter	$0.87	$0.68
3rd Quarter	$0.94	$0.60
4th Quarter	$0.70	$0.57

        As of September 26, 2005, a total of 94,090,496 shares of Common Stock and 100 shares of Preferred Stock were issued and outstanding. The closing sale price per share of Common Stock as quoted on the OTC Bulletin Board on September 26, 2005 (the date immediately prior to public announcement of the merger and associated transactions) was $0.37. The most recent closing sale price per share of Common Stock as quoted on the OTC Bulletin Board prior to the date of this Schedule 13E-3 was $0.207, on November 3, 2005.

        A special cash dividend of $0.09 per share of Common Stock was paid on August 11, 2005 to all shareholders of record as of the close of business on August 8, 2005. A special cash dividend of $0.33 per share of Common Stock was paid on December 1, 2004 to all shareholders of record as of the close of business on November 26, 2004. Except for the dividends set forth above, Northland has not paid any dividends in the last two years. To the knowledge of the Filing Persons, after due inquiry, the current and future ability of Northland to pay dividends is not subject to any restriction other than applicable statutory restrictions under Wisconsin law.

        Northland files annual, quarterly and current reports, proxy statements and other documents with the SEC under the Exchange Act. Northland’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. Other documents Northland files with the SEC may be read and copied at the SEC’s public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Financial Information

        The audited financial statements for the fiscal years ended August 31, 2003 and 2004 are incorporated herein by reference from Item 8 of Northland’s Annual Report on Form 10-K for the fiscal year ended August 31, 2004. The unaudited balance sheet, comparative year-to-date income statements and related earnings per share data, statement of cash flows, and comprehensive income for the period ending May 31, 2005 are incorporated herein by reference from Item 1 of Northland’s Quarterly Report on Form 10-Q for the period ended May 31, 2005.

        Northland’s book value per share as of August 31, 2004 was approximately $0.68 (which does not take into account the special cash dividends of $0.33 and $0.09 per share declared subsequent to August 31, 2004), and $0.45 as of May 31, 2005 (which does not take into account the special cash dividend of $0.09 per share declared subsequent to May 31, 2005).

        The following sets forth certain summary financial information regarding Northland for the periods presented.

Summary Financial Data

	(In thousands, except per share data)
	Nine Months Ended	Year Ended August 31
Statement of Operations Data:	May 31, 2005	2004	2003
Revenues	$28,126	$74,045	$96,452
Cost of Sales	(20,070)	(50,969)	(65,133)

Gross profit	8,056	23,077	31,319
Income from operations	16,581	9,373	8,551
Income before income taxes	13,596	11,873	6,562

Net income	$10,799	$18,029	$6,562

Weighted average shares outstanding
- diluted	99,073	100,940	101,047
- basic	94,092	93,404	91,549
Per share data:
Net income - diluted	$0.11	$0.18	$0.06
- basic	$0.11	$0.19	$0.07

		August 31,
Balance Sheet Data:	May 31, 2005	2004	2003
Current Assets	$25,426	$36,855	$37,194

Current Liabilities	6,084	10,305	20,822

Total Assets	49,128	93,585	100,696

Long-term debt	225	19,372	34,020

Shareholders' equity (deficiency in assets)	42,819	63,909	45,854
Book value per share - diluted	$0.43	$0.63	$0.45
- basic	$0.46	$0.68	$0.50

        In addition, attached to this Schedule 13E-3 as Exhibit E is certain pro forma information disclosing the effect of the merger on (i) Northland’s balance sheet as of May 31, 2005; (ii) Northland’s statement of operations and net earnings per share for the fiscal year ended August 31, 2004 and the nine months ended May 31, 2005; and (iii) Northland’s book value per share as of May 31, 2005.

INFORMATION ABOUT THE FILING PERSONS

Parent

        (a)     NAME AND ADDRESS.

        Parent’s principal offices are located at 2321 West Grand Avenue, P.O. Box 8020, Wisconsin Rapids, Wisconsin 54494-8020, and its telephone number is (715) 424-4444. Following the contributions of shares to Parent pursuant to the Contribution Agreement and the purchase by Parent of shares of Common Stock from the Bank Group, and immediately prior to the merger, Parent will own 91,650,283 shares of Common Stock, which are expected to represent approximately 94.9% of the then outstanding Common Stock, and 100 shares of Preferred Stock, which will represent 100% of the then outstanding Preferred Stock at such time.

        (b)     BUSINESS AND BACKGROUND OF ENTITIES.

        Parent, a Wisconsin corporation, was formed for the sole purpose of merging with Northland and has no independent business operations. During the last five years, Parent has not been convicted in a criminal proceeding and Parent was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Parent was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        (c)     BUSINESS AND BACKGROUND OF NATURAL PERSONS.

        The name, business address, position with Parent, principal occupation, five-year employment history and citizenship of each of the officers and directors of Parent, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupations are conducted, are set forth on Schedule I hereto. During the last five years, none of the persons listed in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the persons listed in Schedule I was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Sun Group

        (a)     NAME AND ADDRESS.

        The business address of each entity within the Sun Group is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486, and its telephone number is (561) 394-0550. Sun Northland directly owns 78,844,820 shares of Common Stock, or approximately 83.8% of the issued and outstanding Common Stock as of September 26, 2005 (and approximately 81.6% of the issued and outstanding Common Stock as of such date on a fully diluted basis, excluding exercisable options to purchase Common Stock), and may be deemed to beneficially own an additional 12,705,093 shares of Common Stock currently beneficially owned by Wells Fargo, Ableco, ARK CLO and the Bank Group by virtue of the power to vote those shares pursuant to the Northland Stockholders’ Agreement. Sun Northland also owns 100 shares of common stock of Parent, which are the only shares of Parent’s capital stock currently outstanding. In addition, following the contributions of shares to Parent pursuant to the Contribution Agreement and the purchase by Parent of shares of Common Stock from the Bank Group, and immediately prior to the merger, Sun Northland will be deemed to beneficially own 99.9% of the common stock of Parent.

        (b)     BUSINESS AND BACKGROUND OF ENTITIES.

        Sun Northland is a Delaware limited liability company. Sun Capital Partners II, LP, a Delaware limited partnership (“Sun Partners LP”), owns a majority of the membership interests in Sun Northland. Sun Capital Advisors II, LP, a Delaware limited partnership (“Sun Advisors”), is the general partner of Sun Partners LP. Sun Capital Partners, LLC, a Delaware limited liability company (“Sun Partners LLC”) is the general partner of Sun Advisors. Each of Sun Partners LP, Sun Advisors and Sun Partners LLC may be deemed to beneficially own all of the shares of Common Stock beneficially owned by Sun Northland. Each of Sun Northland, Sun Partners LP, Sun Advisors and Sun Partners LLC is involved principally in the business of making investments. The business address of each of Sun Partners LP, Sun Advisors and Sun Partners LLC is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486. During the last five years, none of Sun Northland, Sun Partners LP, Sun Advisors or Sun Partners LLC has been convicted in a criminal proceeding, and none of Sun Northland, Sun Partners LP, Sun Advisors or Sun Partners LLC was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of Sun Northland, Sun Partners LP, Sun Advisors or Sun Partners LLC was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        (c)     BUSINESS AND BACKGROUND OF NATURAL PERSONS.

        Marc J. Leder and Rodger R. Krouse, both of whom are directors of Northland, each own 50% of the membership interests of Sun Partners LLC and may be deemed to control Sun Northland, Sun Partners LP, Sun Advisors and Sun Partners LLC. The business address of each of Messrs. Leder and Krouse is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486. Each of Messrs. Leder and Krouse may be deemed to beneficially own the shares of Common Stock owned by Sun Northland. Each of Messrs. Leder and Krouse is a citizen of the United States. Messrs. Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies through the entities that constitute the Sun Group. During the last five years, neither of Messrs. Leder or Krouse has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years neither of Messrs. Leder or Krouse was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

First Generation LLC

        (a)     NAME AND ADDRESS.

        First Generation LLC’s principal offices are located at 2321 West Grand Avenue, P.O. Box 8020, Wisconsin Rapids, Wisconsin 54494-8020, and its telephone number is (715) 424-4444. First Generation LLC owns 100 shares of Preferred Stock, or 100% of the Preferred Stock issued and outstanding as of September 26, 2005. In addition, following the contributions of shares to Parent pursuant to the Contribution Agreement and the purchase by Parent of shares of Common Stock from the Bank Group, and immediately prior to the merger, First Generation LLC will be deemed to beneficially own 100% of the preferred stock of Parent.

        (b)     BUSINESS AND BACKGROUND OF ENTITIES.

        First Generation LLC, a Wisconsin limited liability company, was formed for the sole purpose of holding the Preferred Stock and has no independent business operations. During the last five years, First Generation LLC has not been convicted in a criminal proceeding, and First Generation LLC was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which First Generation LLC was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        (c)     BUSINESS AND BACKGROUND OF NATURAL PERSONS.

        John Swendrowski is the managing member of First Generation LLC and owns a majority of its equity interests. There are no other executive officers or controlling persons of First Generation LLC. During the last five years, to the best knowledge of First Generation LLC, Mr. Swendrowski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, to the best knowledge of First Generation LLC, Mr. Swendrowski has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

John Swendrowski

        (a)     NAME AND ADDRESS.

        The business address of Mr. Swendrowski is 2321 West Grand Avenue, P.O. Box 8020, Wisconsin Rapids, Wisconsin 54494-8020, and his business telephone number is (715) 424-4444. Mr. Swendrowski may be deemed to beneficially own 1,140,246 shares of Common Stock (including 961,394 vested options to purchase Common Stock) or approximately 1.2% of Northland’s issued and outstanding Common Stock, and may be deemed to beneficially own the 100 shares of Preferred Stock, or 100% of Northland’s Preferred Stock, held by First Generation LLC. Mr. Swendrowski also holds options to purchase 1,005,144 shares of Common Stock (including the 961,394 vested options described in the previous sentence). In addition, following the contributions of shares to Parent pursuant to the Contribution Agreement and the purchase by Parent of shares of Common Stock from the Bank Group, and immediately prior to the merger, Mr. Swendrowski will be deemed to beneficially own 0.01% of the common stock of Parent and 100% of the preferred stock of Parent.

        (b)     BUSINESS AND BACKGROUND OF ENTITIES.

        Not applicable.

        (c)     BUSINESS AND BACKGROUND OF NATURAL PERSONS.

        Mr. Swendrowski principal occupation is the Chairman and Chief Executive Officer of Northland. Mr. Swendrowski has held such positions since 1987. Mr. Swendrowski is a citizen of the United States.

        During the last five years Mr. Swendrowski has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Prior Stock Purchases

        In connection with the sale of certain marshes to Ocean Spray (discussed below under “Background of the Merger”), although not required to do so by law, Northland’s board of directors extended dissenters’ rights to shareholders pursuant to the WBCL. Shareholders owning in the aggregate 1,137 shares of Common Stock exercised dissenters’ rights. Beginning on or about June 10, 2005, Northland paid those shareholders $0.23 per share of Common Stock as the “fair value” in connection therewith.

Transactions

        Except as described below, there have been no transactions during the past two years between (i) any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I and (ii) Northland or any of its affiliates that are not natural persons where the aggregate value of such transactions is more than one percent of Northland’s consolidated revenues for (1) the fiscal year in which the transaction occurred, or (2) with respect to the current year, the past portion of the current fiscal year, except as described in the following paragraphs.

        Northland is party to a management services agreement with Sun Capital Partners Management, LLC (“Sun Management”), pursuant to which, among other things, Northland receives financial and management consulting services from Sun Management in exchange for an annual fee generally equal to the greater of $400,000 or 6% of Northland’s EBITDA (as defined therein). Sun Management is wholly owned by Sun Advisors, the general partner of which is Sun Partners LLC (of which Marc J. Leder and Rodger R. Krouse, both of whom are directors of Northland, each own 50% of the membership interests), and the limited partners of which include among others Messrs. Leder, Krouse, Clarence E. Terry, Kevin J. Calhoun and T. Scott King (all of whom are among Northland’s directors). During fiscal 2004, Northland paid approximately $699,213 to Sun Capital Partners Management, LLC pursuant to the terms of the management services agreement, and Northland anticipates paying approximately $495,000 in fiscal 2005. See “Information About the Filing Persons – Sun Northland.”

        Northland’s interests in real and personal property are insured against certain losses and damages, subject to various exclusions, under a global all risk insurance policy issued to Sun Capital Partners, Inc. (an affiliate of Sun Northland) and its affiliated, subsidiary and associated companies. On May 10, 2003, Northland experienced a fire at its warehouse facility in Eau Claire, Michigan. The warehouse facility was vacant at the time and Northland lost no inventory in the fire. Under the terms of the insurance policy, losses are valued at (i) the replacement cost new on the same premises as of the date of replacement (approximately $2.6 million), or (ii) in the event a new facility is not built at the same or another site, the actual cash value of the facility at the time of loss subject to deductions for depreciation (approximately $1.7 million). Covered losses under the policy are payable to Sun Capital Partners, Inc. or its designee. Northland did not intend to build a new facility which qualified as replacement property under the policy. However, another of Sun Capital Partners, Inc.‘s affiliated companies, Wickes Furniture Company, Inc. (“Wickes”), did incur expenses related to qualifying replacement property which, as a result, allowed Northland to recover approximately $2.6 million from the insurance carrier. To fairly compensate Wickes, Northland paid Wickes approximately $400,000 as reimbursement for certain qualifying expenses incurred. As a result, Northland received a benefit of approximately $530,000 in excess of the actual cash value of the facility at the time of loss, net of depreciation, and Wickes received a benefit of approximately $400,000.

        A special cash dividend of $0.09 per share of Common Stock was paid on August 11, 2005 to all shareholders of record as of the close of business on August 8, 2005. As a result of that dividend, (i) Sun Northland received $7,096,034 with respect to shares of Common Stock beneficially owned by it, and (ii) John Swendrowski received $16,097 with respect to shares of Common Stock beneficially owned by him. In addition, a special cash dividend of $0.33 per share of Common Stock was paid on December 1, 2004 to all shareholders of record as of the close of business on November 26, 2004. As a result of that dividend, (i) Sun Northland received $26,018,791 with respect to shares of Common Stock beneficially owned by it, and (ii) John Swendrowski received $59,021 with respect to shares of Common Stock beneficially owned by him.

        John Swendrowski, in his individual capacity, purchased (i) an approximate 0.01% interest in Sun Capital Partners III, LP, which is an investment fund controlled by the Sun Group, in January 2003 for a purchase price of $50,000; and (ii) less than a 0.01% interest in Sun Capital Partners IV, LP, which is an investment fund controlled by the Sun Group, in June 2005 for a purchase price of $100,000. Mr. Swendrowski is not an affiliate of Sun Capital Partners III, LP or Sun Capital Partners IV, LP. George R. Rea, in his individual capacity, purchased an approximate 0.01% interest in Sun Capital Partners III, LP in January 2003 for a purchase price of $50,000. Mr. Rea is not an affiliate of Sun Capital Partners III, LP.

        During the past two years, except as described above, there have been no transactions between any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I and any executive officer, director, or affiliate of Northland that is a natural person where the aggregate value of the transaction or series of similar transactions with such person exceeded $60,000.

Significant Corporate Events

        Except as described below under “Background of the Merger,” and except as described herein, there have been no negotiations, transactions, or material contacts that occurred during the past two years between (i) any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed in Schedule I, and (ii) Northland and its affiliates concerning any merger, consolidation, acquisition, tender offer for or other acquisition of any class of Northland’s securities, elections of Northland’s directors, or sale or other transfer of a material amount of assets of Northland.

        Since the consummation of the sale of Northland’s branded juice business, in the course of further exploring potential ways to maximize shareholder value, Mr. Swendrowski has periodically discussed with Messrs. Leder and Krouse the possibility of his purchasing certain of Northland’s remaining assets. However, those conversations have been preliminary in nature, and there are no agreements, arrangements or understandings, written or otherwise, among Mr. Swendrowski or any of his affiliates and Messrs. Leder or Krouse, or Sun Northland, or any of their affiliates, regarding any future purchase of assets by Mr. Swendrowski. As previously disclosed, consistent with Northland’s previously announced exploration of strategic alternatives, Northland may continue to seek the sale of its remaining assets and potentially the assignment of its toll processing agreement with Ocean Spray, supply agreement with Apple & Eve and agreements with contract growers. These assets may be sold or assigned to one or more buyers, from time to time, through one or more transactions. Potential buyers of those assets may include Mr. Swendrowski and/or other affiliates.

BACKGROUND OF THE MERGER

        At its peak in terms of size and diversity of business operations early in fiscal year 2000, Northland (i) owned or operated 24 cranberry producing marshes and 2,524 planted acres in Wisconsin and Massachusetts; (ii) maintained multi-year crop purchase contracts with 47 independent cranberry growers to purchase all of the cranberries harvested from an aggregate of up to 1,960 contracted acres; (iii) manufactured and sold to retail distribution channels Northland brand 100% juice cranberry blends, Seneca and TreeSweet bottled and canned fruit beverages and frozen juice concentrate products, Northland brand fresh cranberries and frozen orange-flavored concentrate; (iv) manufactured and sold to industrial/ingredient customers cranberry juice concentrate, single-strength cranberry juice, cranberry juice puree, sweetened dried cranberries, chocolate-coated cranberries and frozen and whole sliced cranberries; and (v) owned and operated four bottling and packaging facilities which it utilized to bottle and package its products as well as to provide contract packaging services to third parties.

        Northland began to encounter operational difficulties in fiscal year 2000. The industry’s fall 1999 cranberry harvest represented the third consecutive nationwide bumper crop, adding more raw fruit to an already oversupplied industry. As a result, the per barrel price of cranberries continued to drop, resulting in general turmoil in the cranberry industry and forcing Northland to write down the value of its cranberry inventory by approximately $57.4 million. In addition, heavy price and promotional discounting by Ocean Spray and others throughout the fiscal year made it necessary for Northland to continue its relatively high levels of marketing and promotional spending in order to maintain sales levels and market share in the shelf-stable bottled cranberry beverage category. As a result, Northland incurred significant operating losses in fiscal year 2000, and began to explore potential strategic alternatives to improve profitability and continue to meet its debt obligations.

        As part of this process, Northland sold its private label juice business to Cliffstar Corporation in March 2000, and then sold its manufacturing facility in Mountain Home, North Carolina and its private label and food service cranberry sauce business to Clement Pappas and Company, Inc. in June 2001. Despite these efforts, Mr. Swendrowski believes that continued heavy price and promotional discounting by Ocean Spray and other regional branded competitors resulted in lost distribution and decreased market share of Northland’s products in various markets. In addition, significant litigation with Cliffstar in connection with the sale of the private label business, certain inventory control and other operational difficulties, and the loss of certain key management diverted attention and resources from the pursuit of Northland’s key business operations. As a result of these and other factors, Northland defaulted under the terms of its loan agreements and encountered significant difficulty generating sufficient cash flow to meet its credit obligations on a timely basis. As Northland failed to make certain scheduled monthly interest payments under its revolving credit facility and failed to make other payments to third-party creditors, Northland’s management and board of directors reached the point where they believed that it was imperative to reach an agreement with Northland’s then-current bank group to refinance Northland’s bank debt, or else be forced to potentially liquidate or reorganize Northland in a bankruptcy proceeding in which its creditors would have likely received substantially less value and its shareholders would have likely been left holding shares without any value.

        In November 2001, Northland voluntarily delisted its class A common stock from trading on the Nasdaq National Market and consummated a series of transactions with Sun Northland and with members of its then-current bank group and its new secured lenders that resulted in the restructuring of Northland’s debt and equity capital structure and a change in control of the company. As a result of the restructuring, Sun Northland obtained approximately 77.3% of Northland’s fully-diluted shares of class A common stock and approximately 94.9% of its total voting power.

        Subsequent to the restructuring, Northland continued to scale back its operations in an effort to return to profitability. Northland took many steps in an attempt to achieve this goal, including closing and selling certain facilities and marshes, redistributing production volume to third-party contract manufacturers, terminating certain leases, selling an office facility in Wisconsin Rapids, reducing personnel and focusing on improving inventory control and other operations. In addition, in an attempt to improve its financial performance and increase shareholder value, Northland announced on November 19, 2003 that it had retained Stephens to serve as its financial advisor and assist it in evaluating various strategic alternatives, including, among other things, potential acquisitions, mergers, joint ventures, licensing arrangements or a potential sale of all, or a portion of, Northland’s businesses.

        On September 23, 2004, Northland entered into agreements with Ocean Spray pursuant to which Northland sold to Ocean Spray, among other assets, its concentrate processing plant, storage facility and certain offices located in Wisconsin Rapids, Wisconsin, for approximately $28 million, subject to certain adjustments and including a $2.5 million escrow (“Concentrate Business Sale”). As part of the consideration for the Concentrate Business Sale, Northland agreed with Ocean Spray to dismiss its then-pending antitrust law suit against Ocean Spray.

        In connection with the Concentrate Business Sale, Northland and Ocean Spray also entered into a ten-year toll processing agreement under which Northland agreed to deliver to Ocean Spray all of the cranberries harvested from (i) any of the cranberry marshes owned or leased by Northland during the term of the toll processing agreement and (ii) its then-existing and after-acquired grower contracts. Pursuant to the toll processing agreement, Ocean Spray will produce a certain allotment of cranberry concentrate to be provided to Northland on a monthly basis. Under the toll processing agreement, any portion of its monthly cranberry concentrate allotment that Northland does not request for delivery from Ocean Spray in any given month will be purchased by Ocean Spray at a price to be determined by Ocean Spray based on Ocean Spray’s trailing six-month average price at which it sold concentrate to third-party buyers.

        Also in connection with the Concentrate Business Sale, Northland and Ocean Spray entered into an arrangement whereby Ocean Spray paid to Northland a non-refundable (but creditable) $5 million cash fee as consideration for an exclusive option to purchase up to 14 of Northland’s 17 cranberry marshes at prices that aggregate up to $47.5 million plus the value of deferred crop assets (“Marsh Option”).

        Following consummation of the Concentrate Business Sale, Northland entered into negotiations with Apple & Eve regarding a potential sale of Northland’s branded juice business. Northland’s management believed a sale of the branded juice business was in the best interests of the Company and its shareholders primarily because of (i) changes taking place in the fruit juice beverage industry that Northland’s management believed would require Northland to make significant additional investments in its branded juice business over the next two years in order to remain competitive; and (ii) the increasingly competitive nature of the branded juice market and the substantially greater financial, marketing, production and/or distribution resources enjoyed by many of Northland’s competitors. Specifically, management believed that Ocean Spray and others had recently devoted substantially more marketing resources in support of its products and in what Northland’s management believes was a targeted effort to reduce competitors’ (including Northland’s) market share. In addition, large multi-national beverage manufacturers and distributors like Coca Cola (Minute Maid) and Pepsi Cola (Tropicana) had been and are currently targeting the branded juice markets and have vast resources to expend and other competitive advantages over Northland in developing, marketing, selling and distributing branded juice products. The increased competitiveness and new, large multi-national competitors placed increasing pricing pressures on branded juice products and associated marketing activities. In order to effectively compete in this environment, Northland would likely have needed to significantly expand its marketing budget.

        Accordingly, on February 22, 2005 Northland entered into an agreement with Apple & Eve, pursuant to which Northland sold certain assets of its branded juice business, including: (i) certain raw materials, work-in-process and finished goods inventories; (ii) its interest in certain trade rights used or held for use in connection with the business and operation of the branded juice business, including rights related to the Northland trademark, certain trademarks held by its wholly owned subsidiary, NCI Foods, and rights to the Seneca trademark licensed from Seneca Foods Corporation; (iii) trade accounts receivable related exclusively to the branded juice business; (iv) a list of certain customers of the branded juice business and goodwill associated therewith; and (v) Northland’s rights in, to and under certain contracts, purchase orders and sales orders pertaining to the branded juice business. Apple & Eve also assumed selected liabilities associated with the branded juice business. As consideration for the purchased assets, Apple & Eve paid Northland, subject to a final working capital adjustment, approximately $10.8 million in cash.

        Northland also entered into a Concentrate Purchase and Supply Agreement with Apple & Eve under which (i) during the period February 22, 2005 to February 22, 2006 Apple & Eve will purchase Northland’s inventory of cranberry concentrate for an aggregate price equal to approximately $6.7 million and (ii) for the period beginning on October 1, 2005 and ending on the earlier of September 30, 2014 or the termination of the toll processing agreement with Ocean Spray, Apple & Eve has the option in each year to purchase on a monthly basis up to the total amount of cranberry juice concentrate available to Northland under its toll processing agreement with Ocean Spray at a price that does not exceed the price at which Northland can sell cranberry juice concentrate to Ocean Spray under the toll processing agreement.

        On February 28, 2005, Northland received notice from Ocean Spray that it had assigned to four of its cranberry producing members its rights to receive title to ten of the fourteen cranberry marshes subject to the option agreement. Between May 20 and May 24, 2005, Northland consummated the sale of eight of the nine marshes for which executed purchase agreements were received (the sale of the ninth and final marsh for which an executed purchase agreement was received occurred on June 10, 2005). In each case, the Company sold (and the purchaser purchased), generally speaking, the real estate representing the applicable marsh and the personal property used exclusively in connection with the operation of the applicable marsh. The aggregate proceeds from the sale of the marshes was approximately $23.6 million (excluding the $5.0 million option fee paid to the Company by Ocean Spray during the first quarter of fiscal 2005). Subsequent to the sale of these marshes, Northland’s management has continued to seek potential buyers for certain of Northland’s remaining marshes.

        In late May, 2005, Mr. Swendrowski directed Northland’s outside legal counsel to provide Mr. Swendrowski with certain information regarding the legal and practical requirements of undertaking a potential going private transaction. Mr. Swendrowski believed that it was an appropriate time to consider a going private transaction primarily because:

•	Northland would experience increased tangible and intangible costs associated with being a public company manifested principally by the July 2002 passage of the Sarbanes-Oxley Act of 2002 and particularly by Section 404 thereof, with which Northland would shortly be required to comply;

•	following the consummation of the sale of the branded juice business and the marsh sales, Northland’s business consisted primarily of (i) growing cranberries at its then-remaining eight marshes and delivering those cranberries to Ocean Spray for processing into cranberry juice concentrate pursuant to its toll processing agreement with Ocean Spray; (ii) purchasing cranberries from its 44 contract growers and delivering those cranberries to Ocean Spray for processing into cranberry juice concentrate pursuant to the toll processing agreement with Ocean Spray; (iii) selling cranberry juice concentrate to Apple & Eve pursuant to the supply agreement with Apple & Eve; and (iv) selling to Ocean Spray cranberry juice concentrate pursuant to the toll processing agreement with Ocean Spray that Northland does not otherwise sell to Apple & Eve; as such, at this point in Northland’s business cycle, its remaining business will likely not require Northland in the future to access the public capital markets, make acquisitions using stock, or otherwise take advantage of the benefits public companies sometimes realize; and

•	given the nature of Northland’s remaining business, as well as the significant common stock holdings of Sun Northland, Mr. Swendrowski believed it was increasingly unlikely that a liquid trading market would be maintained for Northland’s stock, and the ability of Northland’s shareholders to sell their shares would be more limited than the ability of shareholders of many other publicly traded companies to sell their shares (which, among other things, impairs Northland’s ability to use stock options or other equity-based incentives to successfully attract and retain key employees).

        On June 6, 2005, Northland’s outside legal counsel delivered a memorandum to Mr. Swendrowski discussing such items as the estimated transactional costs of a potential going private transaction, alternative methods to effect a going private transaction, the potential advantages and disadvantages of going private, and the applicable fiduciary duties of directors in a going private transaction.

        Based in part on the information provided in the memorandum by outside counsel, in early June 2005, Mr. Swendrowski discussed a potential going private transaction with Marc Leder, Co-Chief Executive Officer of Sun Northland. The parties discussed, among other things,

•	the relative advantages and disadvantages to Northland and its shareholders of undertaking a potential going private transaction;

•	various alternative going private transaction structures, such as a reverse stock split; a merger with, or a tender offer by, a corporation controlled by Sun Northland; and a purchase by Sun Northland, or an acquisition subsidiary formed for that purpose, of the shares held by the Bank Group followed by a “short-form” merger with Northland;

•	how to most effectively pursue a potential going private transaction of the size contemplated so that transaction costs would not significantly reduce the amount of funds otherwise available to pay to the Public Shareholders;

•	various potential methods of determining a fair per share price to be paid to the Public Shareholders in a going private transaction, as well as associated issues such as the advisability of retaining a financial advisor;

•	the fiduciary and legal obligations of directors in a potential going private transaction, including that the transaction must be “fair,” both in terms of procedure as well as price, to Northland’s Public Shareholders; and

•	the requirements regarding preparation and filing of proxy materials and a Schedule 13E-3, as well as submitting such a proposal to a shareholder vote.

        Messrs. Swendrowski and Leder generally concurred that a going private transaction might be a desirable strategic alternative to consider further, provided one could be proposed and effected at a price and on terms fair to the Public Shareholders. Mr. Leder directed Mr. Swendrowski, on behalf of Sun Northland, to (i) further consider a potential going private transaction effected through a reverse stock split, and (ii) contact U.S. Bank (on behalf of the Bank Group) to determine, on a preliminary basis, whether the Bank Group would consider entering into negotiations with Sun Northland regarding a sale of the Bank Group’s shares of Common Stock to Sun Northland.

        In connection with the marsh sales, Northland’s board of directors extended dissenters’ rights to Northland’s shareholders. John Swendrowski, Northland’s Chairman and Chief Executive Officer, and Nigel J. Cooper, Northland’s Vice President-Finance, undertook a financial analysis of the “fair value” of Northland’s common stock in order to determine the amounts that would be paid to any potential dissenting shareholders pursuant to applicable Wisconsin law. In connection therewith, pursuant to Wisconsin statutes, Messrs. Swendrowski and Cooper primarily undertook an analysis of Northland’s enterprise value on a “going concern” basis based on projected earnings before interest, taxes, depreciation and amortization (called “EBITDA”) for fiscal year 2005. In arriving at projected EBITDA for fiscal year 2005, Messrs. Swendrowski and Cooper began with projected fiscal year 2005 earnings before taxes of $4,880,777 and added to that number depreciation and amortization of $5,264,133 and interest expense of $1,817,947, and subtracted $5,140,373 (consisting of gains on the sales of assets minus certain non-recurring charges), to arrive at projected EBITDA for fiscal year 2005 of $6,822,484. Messrs. Swendrowski and Cooper then applied multiples of 4.5x, 5.5x and 6.5x and subtracted net debt of $22,139,984 and added cash and discounted escrow receivables of $7,050,717 to arrive at various estimates of enterprise value per share. Those estimates ranged from $0.16 per share to $0.30 per share. On June 7, 2005, Northland’s board of directors approved paying $0.23 per share to dissenting shareholders holding a total of 1,137 shares as “fair value” for their shares pursuant to Wisconsin statute. These dissenting shareholders were not shareholders of record as of the record date for the $0.09 special cash dividend paid on August 11, 2005 (discussed below), and as a result were not eligible to receive the special dividend.

        Following the early June discussion with Mr. Leder and through July 5, 2005, Mr. Swendrowski considered the various issues raised and discussed at the June meeting and conducted further analyses in an effort to determine whether a going private transaction could be structured and negotiated on acceptable terms. In particular, Mr. Swendrowski considered estimates of fiscal 2005 EBITDA giving effect to the marsh sale transactions as well as projected fiscal 2006 and fiscal 2007 EBITDA, as well as a liquidation analysis giving effect to the marsh sale transaction and Northland’s then-current financial position, to determine a potential range of per share values to utilize in negotiations with the Bank Group or to potentially pay to the Public Shareholders in a reverse stock split transaction. Mr. Swendrowski also continued to explore potential sales of one or more of Northland’s remaining cranberry bogs; however, no negotiations regarding such sales occurred during that time frame.

        In late June 2005, Mr. Swendrowski contacted Mr. Steve Tornio of U.S. Bank, holder of 4,658,873 shares of Common Stock (or approximately 5.0% of the current issued and outstanding shares of Common Stock) to determine whether Mr. Tornio would consider selling U.S. Bank’s shares of Common Stock to Sun Northland or an affiliate of Sun Northland. Mr. Tornio indicated his willingness to consider such a transaction, and Mr. Swendrowski agreed to meet on July 5, 2005 to consider and negotiate a potential price to be paid to U.S. Bank for its shares.

        On July 5, 2005, Mr. Swendrowski and Mr. Tornio met to discuss the potential transaction. Mr. Swendrowski provided Mr. Tornio with the liquidation analysis as well as EBITDA projections for fiscal 2005, 2006 and 2007.

        In connection with the liquidation analysis, the parties primarily discussed the potential liquidation values of Northland’s remaining cranberry marshes, as well as the potential values of Northland’s Preferred Stock in liquidation. Pursuant to appraisals conducted in December 2001, the remaining marshes had a market value of approximately $23.9 million. As of July 31, 2005, Northland’s net book value of those marshes was approximately $20.9 million. Mr. Swendrowski indicated his belief was that the appraised value and current book value were likely higher than the actual value that could be received in liquidation, primarily because (i) based on Mr. Swendrowski’s estimates and reports from Northland’s contract growers, the short-term future prices of cranberries are expected to decrease due to current industry levels of inventory as well as expected large harvests from the fall 2005 growing season, and (ii) most of the remaining marshes had recently been offered for sale to Ocean Spray or its assignees in connection with the Concentrate Business Sale and could not be sold at asking price (which was generally equivalent to the appraised value). With respect to the potential values of Northland’s Preferred Stock, the parties primarily discussed (i) the difficulties inherent in valuing the Preferred Stock at any point in time short of redemption given the “internal rate of return”calculation that determines its value, as well as (ii) a range of values of the Preferred Stock implied by assumptions regarding liquidation values of assets and timing of liquidation. Based on dividends paid to date on the Common Stock since the original issuance of the Preferred Stock in November, 2001, and assuming neither Sun nor its affiliates invest further in Northland, the parties determined that the Preferred Stock’s value in a current liquidation would be at least approximately $1.8 million, and, assuming Northland’s assets were sold for the values ascribed to them in the liquidation analysis, could be between approximately $5-6 million. Using a value of approximately $17.0 million for the remaining cranberry marshes and an assumed liquidation value range of the Preferred Stock of approximately $5-6 million, the liquidation value analysis yielded a range of values for the Common Stock of approximately $0.25-$0.26 (or $0.16-$0.17 after giving effect to the payment by Northland of a $0.09 special dividend per share of Common Stock on August 11, 2005).

        The analysis of projected 2006 and 2007 EBITDA yielded potential values for the common stock that were significantly lower than the liquidation analysis, primarily due to the expected significant decline in revenue and operating profits in 2006 and 2007 resulting from the recent sales of nine cranberry marshes to assignees of Ocean Spray. As a result, Mr. Tornio focused the price negotiation on the liquidation analysis. Mr. Swendrowski’s EBITDA analysis was based primarily on the projections set forth in Exhibit B attached to this Schedule 13E-3, with minor variations based on different estimates as to the prices of cranberries and cranberry concentrate as well as operating expense and the expected total purchased cranberry volume in fiscal 2006 based upon revised estimates between the time the two analyses were performed. The primary difference in the analyses was that Mr. Swendrowski’s analysis yielded expected EBITDA in fiscal 2006 and 2007 of approximately $2.0-$2.1 million (or $2.7-$2.8 million including the elimination of public company costs), whereas the analysis undertaken by Stephens yielded expected EBITDA of approximately $2.4-$2.5 million (including the elimination of public company costs) for the same periods.

        Following these discussions, Mr. Tornio suggested that U.S. Bank might be willing to consider selling its Common Stock to Sun Northland or an affiliate of Sun Northland for a purchase price of $0.30 per share (or $0.21 after giving effect to the payment by Northland of a $0.09 special dividend per share of Common Stock on August 11, 2005). Mr. Swendrowski agreed to discuss Mr. Tornio’s proposal with Sun Northland, and Mr. Tornio agreed to discuss the proposal with the other members of the Bank Group. (At the time of this discussion, it was anticipated by Mr. Swendrowski that ARK CLO would be a member of the Bank Group and would sell its shares to the Parent along with U.S. Bank and Mid America. Mr. Swendrowski did not personally engage in negotiations with ARK CLO.)

        Shortly following the July 5 meeting, Mr. Swendrowski and Mr. Leder discussed the results of Mr. Swendrowski’s negotiations with Mr. Tornio. Among other things, Messrs. Swendrowski and Leder discussed:

•	the relative advantages and disadvantages of pursuing a going private transaction through the purchase of shares from the Bank Group as opposed to a reverse stock split or other potential transaction; in particular, the procedural advantages to the Public Shareholders of receiving the same price in the merger as sophisticated, informed third parties receive in connection with an arms’ length negotiated sale;

•	in the event the parties agreed to a price of $0.30 per share in the purchase of shares from the Bank Group (or $0.21 after giving effect to the payment by Northland of a $0.09 dividend per share of Common Stock on August 11, 2005), whether such price was substantively fair to pay to the Public Shareholders in the merger; and

•	whether Sun Northland should retain an investment banker to render an opinion as to the fairness of such price, from a financial point of view, to the Public Shareholders in the merger.

        On July 21, 2005, Northland’s board of directors determined to issue the special cash dividend of $0.09 per share, contingent upon the expected receipt of funds from escrow related to the Concentrate Business Sale. The purpose of the dividend was to provide Northland’s shareholders with additional cash return following the marsh sales in May and June 2005 and the receipt of the escrowed funds. At the time the dividend was approved, Northland’s board of directors believed that, since Northland had no outstanding funded debt obligations and sufficient working capital, the best use of the available funds was to provide additional return to shareholders.

        After discussion, Messrs. Leder and Swendrowski determined to pursue the purchase of the Bank Group’s shares by a newly-formed entity and subsequent merger of that entity into Northland. Mr. Swendrowski caused Parent to be incorporated and determined to hold the initial meeting of the directors of Parent on August 10, 2005.

        On August 10, 2005, Parent’s board of directors met by telephone to discuss the terms of the proposal and review negotiations with the Bank Group. Mr. Swendrowski provided the other directors with a thorough summary of his conversations with Mr. Tornio. The directors also reviewed their fiduciary obligations in connection with the proposed transactions with outside counsel, and reviewed the question of whether or not to retain Stephens to provide an opinion to the board of directors as to the fairness of the merger price, from a financial point of view, to the Public Shareholders. Representatives of Stephens discussed the terms of the proposed engagement, including the proposed fee of $125,000 to render the fairness opinion. The directors were aware of and discussed certain potential conflicts of interest inherent in retaining Stephens as opposed to another investment banker to render a fairness opinion, and concluded that Stephen’s particular in depth knowledge of Northland, its history, its financial results and condition, the nature and extent of Northland’s exploration and evaluation of strategic alternatives and, most importantly, the merger and associated actions outweighs the potential, which the directors viewed as remote given the ethical and professional obligations of Stephens, that a conflict of interest would ultimately affect Stephens’ judgments. The directors then discussed the various factors of substantive and procedural fairness potentially applicable to this transaction, including (i) the fact that the merger price to the Public Shareholders is proposed to be the same price to be paid to two sophisticated, unaffiliated shareholders (the Bank Group) for their shares following arms’ length, fully-informed negotiations (which the directors believed was both a substantive and procedural fairness element); (ii) the fact that the board of directors has retained Stephens to render an opinion as to the fairness of the proposed price to the Public Shareholders (which the directors also believed was both a substantive and procedural fairness element); and (iii) the ability of the Public Shareholders to exercise dissenters’ rights under Wisconsin law in connection with the merger in the event they were dissatisfied with the merger price.

        From late August through mid-September, Mr. Swendrowski and Parent’s advisors drafted transaction documents and negotiated regarding the terms of those documents with Wells Fargo, Ableco, ARK CLO and the Bank Group.

        On September 14, 2005, Mr. Leder contacted Mr. Swendrowski and informed him that he had been in contact with representatives of ARK CLO. Mr. Leder informed Mr. Swendrowski that, given ARK CLO’s historic business relationship with Sun Northland and other members of the Sun Group, and its desire to maintain such relationship in the future, ARK CLO would prefer to contribute its Northland shares to the Parent in return for Parent common stock as opposed to selling those Northland shares to the Parent.

        On September 21, 2005, Parent’s board of directors met by telephone to review the progress of discussions with Wells Fargo, Ableco, ARK CLO and the Bank Group regarding documentation and to review the terms of the proposed transactions. Mr. Swendrowski informed the directors that ARK CLO had spoken with Mr. Leder and preferred to contribute its Northland shares to Parent. The directors asked Mr. Swendrowski the reasons for ARK CLO’s position. Mr. Swendrowski told the directors that ARK CLO has an historical relationship with the Sun Group and desired to maintain that relationship. The directors then reviewed the proposed transaction structure and discussed a variety of advantages and disadvantages to undertaking the merger. In particular, the directors discussed the potential cost savings to Northland associated with de-registration under the Exchange Act. Mr. Swendrowski reviewed the potential savings and his estimate that Northland could save approximately $750,000 in future annual periods by no longer being required to comply with the Exchange Act. The directors also discussed a variety of other advantages to undertaking the merger, including (i) given the small number of publicly traded shares and generally limited trading volume for Northland’s stock, the merger will benefit the Public Shareholders by allowing them to liquidate their holdings in a transaction in which they will generally be eligible to receive capital gain or loss tax treatment for their proceeds and will avoid paying brokerage commissions; (ii) Northland will be able to maintain important operational and other information in relative confidence after the merger; and (iii) the merger will allow management to focus additional time and effort on effectively managing Northland’s business and operations without the administrative burdens of SEC and related compliance.

        The directors then focused on the disadvantages to undertaking the merger. The directors believed the primary disadvantage related to the fact that the merger price is below the current and historical trading prices of the Common Stock on the OTC Bulletin Board. An extensive discussion ensued in which the directors considered in this context, among other things, the fact that:

•	the small number of publicly traded shares and generally limited trading volume for the Common Stock makes for an inefficient market for the Common Stock (as evidenced by the fact that the market price did not adjust at all after a $0.09 per share special dividend was paid in August 2005 and did not adjust significantly after a $0.33 per share special dividend was paid in December 2004);

•	the average per share closing price of the Common Stock for the three months prior to Northland’s public announcement of a $0.33 per share cash dividend on November 16, 2004 was approximately $0.65 per share, and the aggregate total return to Northland’s shareholders since that time, including the $0.21 per share merger price, the $0.33 per share special dividend paid on December 1, 2004 and the $0.09 per share special dividend paid on August 11, 2005, yields a cash return to shareholders who have held shares since prior to November 16, 2004 of $0.63 per share;

•	following the sale of Northland’s branded juice business, Northland expects revenues and operating profits to continue to decline, and this decline would be worsened by the expected future decline in the price of cranberries; and

•	based on financial analyses by Mr. Swendrowski and by Stephens, despite valuations implied by the trading price of the Common Stock, the merger price exceeds the highest expected per share future value of Northland.

        Stephens then delivered its oral opinion to the board of directors to the effect that the price of $0.21 per share, from a financial point of view, was fair to the Public Shareholders. The full text of Stephens’ written opinion, dated September , which does not differ from its oral opinion, is included as Exhibit A hereto.

NEGOTIATIONS OR CONTACTS

        Except as described above under “Background of the Merger” and “Information About the Filing Persons – Significant Corporate Events,” and except as described herein, during the past two years there have been no negotiations or material contacts concerning a merger, consolidation, acquisition, tender offer, election of Northland’s directors or sale or transfer of a material amount of Northland’s assets between (i) any affiliates of Northland or (ii) Northland or any of its affiliates and any person not affiliated with Northland who would have a direct interest in such matters.

        On September 15, 2005, Northland sold to Fifield Cranberries, LLC (“Fifield”) (i) approximately 2,470 acres of real estate located in Price County, Wisconsin known as Northland’s Fifield cranberry marsh, (ii) certain personal property used in connection with Northland’s operation of the marsh, (iii) all growing crops located on marsh, (iv) all of Northland’s rights under the multi-peril crop insurance related to the marsh, and (v) all rights in, to and under any Federal Marketing Order related to the marsh, for a purchase price of $5.2 million. Fifield also entered into an agreement at the closing of the transaction pursuant to which Fifield will sell to Northland all of the cranberries produced and harvested at the marsh during the next five years, subject to certain terms and conditions contained in the agreement. Neither Fifield nor any of its investors known to Mr. Swendrowski is an affiliate of Northland or any of the Filing Persons.

        In addition, on September 28, 2005, Northland sold to Vilas Cranberry, LLC (“Vilas”) (i) approximately 382 acres of real estate located in Vilas County, Wisconsin known as the Manitowish Waters cranberry marsh, (ii) certain personal property used in connection with the operation of the marsh, (iii) all growing crops located on the marsh, (iv) all of Northland’s rights under the multi-peril crop insurance related to the marsh, (v) Northland’s stock in the Little Trout Lake Cooperative Water Association, a Wisconsin cooperative association formed for the purpose of providing water to the marsh and the marshes of other cooperative members, (vi) all rights of Northland under a certain Right of First Refusal related to 30 acres of real estate located near the marsh, and (vii) all rights in, to and under any Federal Marketing Order related to the marsh, for a purchase price of $4.8 million. Vilas also entered into an agreement at the closing of the transaction pursuant to which Vilas will sell to Northland all of the cranberries produced and harvested at the marsh during the next five years, subject to certain terms and conditions contained in the agreement. Neither Vilas nor any of its investors known to Mr. Swendrowski is an affiliate of Northland or any of the Filing Persons.

        The effect of these marsh sales on Northland’s financial condition is reflected in the pro forma financial statements included as Exhibit D to this Schedule 13E-3. The property and equipment associated with the Fifield and Manitowish Waters marshes was reflected on Northland’s balance sheet as of May 31, 2005 at an aggregate asset value of approximately $9.3 million, with an appraised value of the marshes of approximately $10.8 million. Generally speaking, in the marsh sales, those assets were converted into cash of approximately $7.8 million, and Northland received an additional approximately $2.2 million for the sale of the marshes’ current crops. The Fifield marsh was sold for a price representing an approximate 25% discount to the appraised value, and the Manitowish Waters marsh was sold for a price representing an approximate 27% discount to the appraised value. These sale prices were not only below the appraised values for those properties, they were also below the values used by Mr. Swendrowski in valuation discussions with the Bank Group. The Filing Persons believe the sale prices of these marshes further supports the fairness of the merger consideration, since the values ascribed to these marshes in the negotiations with the Bank Group (and thus the portion of the $0.21 per share merger consideration to be paid to shareholders represented by those assets) were higher than the prices ultimately received in arms’ length negotiations with unaffiliated third parties.

CONFLICTS OF INTEREST

        The following are all agreements, arrangements, or understandings, and any actual or potential conflicts of interest, deemed to be material, between any of the Filing Persons or their affiliates and Northland, its executive officers, directors, or affiliates.

        The Filing Persons are in control of Northland because they currently collectively own approximately 84.0 % of the issued and outstanding Common Stock.

        Mr. Swendrowski serves as Chairman and Chief Executive Officer of Northland and is a member of Northland’s board of directors. Mr. Swendrowski also serves as Chairman and Chief Executive Officer of Parent and is a member of Parent’s board of directors. As a result, there may be potential conflicts of interest between Mr. Swendrowski and Northland with respect to the merger. In addition, First Generation LLC, which is controlled by Mr. Swendrowski, is the owner of all 100 issued and outstanding shares of Northland’s Preferred Stock. The Preferred Stock is subject to mandatory redemption in certain circumstances. The Preferred Stock will be contributed to Parent by First Generation LLC prior to the merger in exchange for an equal number of shares of Parent’s Series A Preferred Stock, $0.01 par value per share. The consummation of the merger will not result in the redemption of the Preferred Stock. The Preferred Stock will instead be canceled in the merger; however, the Series A Preferred Stock of Parent held by First Generation LLC will be converted into Series B Preferred Stock of Northland (as the surviving corporation) in the merger.

        The following current directors of Northland are also directors of Parent and hold options to purchase the number of shares of Common Stock set forth opposite their respective names below:

Mr. John Swendrowski	1,005,144
Mr. George R. Rea	100,000
Mr. Patrick J. Sullivan	100,000
Mr. C. Daryl Hollis	100,000

        In addition, Messrs. Leder and Krouse (two of the Filing Persons) each hold options to purchase 100,000 shares of Common Stock.

        Of the options listed above for Mr. Swendrowski, (i) 852,394 were issued under the 2001 Plan at an exercise price of $0.088 per share (of which 639,296 options are vested as of the date hereof and the remainder will vest on November 6, 2005); (ii) 100,000 were issued under the 2002 Plan at a weighted average exercise price of $0.77 per share (of which 56,250 options are vested as of the date hereof); and (iii) 52,750 were issued under the 1995 Plan at a weighted average exercise price of $41.61 per share (all of which are vested as of the date hereof). Mr. Swendrowski has agreed to forfeit the options issued under the 1995 Plan for no consideration. Upon effectiveness of the merger, Northland (as the surviving corporation in the merger) will assume the obligations under the 2001 Plan and the 2002 Plan. As a result, these options will be converted into options to purchase common stock of Northland (as the surviving corporation in the merger).

        The options listed for Messrs. Rea, Sullivan, Hollis, Leder and Krouse were issued under the 2002 Plan and have a weighted average exercise price of $0.79. For each of Messrs. Rea, Sullivan, Hollis, Leder and Krouse, 56,250 of the listed options are vested as of the date hereof. Upon effectiveness of the merger, Northland (as the surviving corporation in the merger) will assume the obligations under the 2002 Plan. As a result, these options will be converted into options to purchase common stock of Northland (as the surviving corporation in the merger).

        On November 6, 2001, Northland entered into a management services agreement with Sun Capital Partners Management, LLC, pursuant to which Northland will receive financial and management consulting services from Sun Capital Partners Management, LLC and obtain the benefit of the experience of Sun Capital Partners Management, LLC in business and financial management in exchange for an annual fee (which is to be paid in quarterly installments) equal to the greater of $400,000 or 6% of Northland’s EBITDA (as defined therein), provided that the fee will not exceed $1 million a year unless approved by a majority of Northland’s directors who are not affiliates of Sun Capital Partners Management, LLC. This agreement terminates on the earlier of November 6, 2008 or the date on which Sun Northland and its affiliates no longer own at least 50% of Northland’s voting power. During fiscal 2004, Northland paid approximately $699,213 to Sun Capital Partners Management, LLC pursuant to the terms of the management services agreement, and Northland anticipates paying approximately $495,000 in fiscal 2005. Sun Capital Partners Management, LLC is wholly owned by Sun Capital Advisors II, LP, the general partner of which is Sun Capital Partners, LLC (of which Messrs. Leder and Krouse each own 50% of the membership interests) and the limited partners of which include among others Messrs. Leder, Krouse, Clarence E. Terry, Kevin J. Calhoun and Scott King (all of whom are among Northland’s directors). Sun Capital Advisors II, LP is also the general partner of Sun Capital Partners II, LP, the majority owner of Sun Northland.

AGREEMENTS INVOLVING THE SUBJECT COMPANY’S SECURITIES

        In addition to those described above, the following are all of the agreements, arrangements, or understandings, whether or not legally enforceable, between any of the Filing Persons or, to the best knowledge of the Filing Persons, any of the persons listed on Schedule I hereto and any other person with respect to any securities of Northland.

        The Preferred Stock owned by First Generation LLC is subject to mandatory redemption upon (i) the consummation of a transaction following which neither Sun Northland nor its affiliates owns or controls securities possessing at least 10% of the voting power of Northland, or (ii) the distribution of assets to holders of Northland’s capital stock upon the sale of substantially all of Northland’s assets. The redemption price in such a circumstance varies depending upon the number of shares of Preferred Stock then outstanding and the internal rate of return (as defined in Northland’s articles of incorporation) recognized by Sun Northland in connection with the event triggering such redemption. The consummation of the merger will not result in the redemption of the Preferred Stock. The Preferred Stock will instead be canceled in the merger; however, the Series A Preferred Stock of Parent held by First Generation LLC will be converted into Series B Preferred Stock of Northland (as the surviving corporation) in the merger.

        Pursuant to the terms of a Stockholders’ Agreement dated as of November 6, 2001 (the “Northland Stockholders’ Agreement”) by and among Northland, Sun Northland, the Bank Group, ARK CLO, Ableco and Wells Fargo, each of the Bank Group, ARK CLO, Ableco and Wells Fargo has agreed to vote its shares of Common Stock in the manner specified by Sun Northland with respect to all matters submitted to a vote of shareholders. The Bank Group, ARK CLO, Ableco and Wells Fargo have also agreed not to transfer any shares of Common Stock (other than certain exempt transfers to affiliates or family members, to Sun Northland or to each other, or in registered offerings) without first providing a right of first refusal to Northland and, if Northland does not exercise that right, to Sun Northland. Sun Northland has agreed not to transfer any shares of Common Stock (except for certain permitted transfers, including the transfer of shares to the Parent) without providing “tag along” rights to the Bank Group, ARK CLO, Ableco and Wells Fargo, and the Bank Group, ARK CLO, Ableco and Wells Fargo have granted “drag along” rights to Sun Northland in connection with any sale of a majority of the fully diluted equity of Northland. Finally, Northland has granted, subject to certain exceptions, preemptive rights to the Bank Group, ARK CLO, Ableco and Wells Fargo in connection with any proposed issuance of equity securities to Sun Northland in order to permit the Bank Group, ARK CLO, Ableco and Wells Fargo to maintain their percentage equity ownership in Northland. The Northland Stockholders’ Agreement will terminate at such time as both (i) Sun Northland or its affiliates no longer own or control at least 50% of the Common Stock on a fully diluted basis, and (ii) Sun Northland or its affiliates no longer control Northland’s board of directors.

        Pursuant to the terms of a Registration Agreement dated as of November 6, 2001 (the “Registration Agreement”) by and among Northland, Sun Northland and the Bank Group, Ableco and Wells Fargo, the holders of a majority of the shares of Common Stock issued to Sun Northland may at any time request, subject to certain limitations, up to four “demand” registrations on Form S-1 and an unlimited number of demand registrations on Form S-2 or S-3. Northland has also agreed to provide, subject to certain limitations, customary “piggy back” registration rights to the holders of the shares issued to Sun Northland and the Bank Group, Ableco and Wells Fargo. Northland has generally agreed to bear all registration expenses in connection with the exercise of these registration rights, other than underwriting discounts and commissions.

        The Filing Persons, ARK CLO, Ableco and Wells Fargo have entered into a contribution agreement in connection with the contributions. See “Specific Terms of the Merger – Contribution, Purchase and Merger.”

        Parent and the Bank Group have entered into a Stock Purchase Agreement in connection with the purchase by Parent of shares of Common Stock held by the Bank Group. See “Specific Terms of the Merger – Contribution, Purchase and Merger.”

        Pursuant to the terms of a Shareholders’ Agreement dated as of September 26, 2005 (the “Parent Shareholders’ Agreement”) by and among the Parent, Sun Northland, ARK CLO, Ableco and Wells Fargo, each of ARK CLO, Ableco and Wells Fargo has agreed to vote its shares of Parent common stock in the manner specified by Sun Northland with respect to all matters submitted to a vote of shareholders. ARK CLO, Ableco and Wells Fargo have also agreed not to transfer any shares of Parent common stock (other than certain exempt transfers to affiliates or family members, to Sun Northland or to each other, or in registered offerings) without first providing a right of first refusal to the Parent and, if the Parent does not exercise that right, to Sun Northland. Sun Northland has agreed not to transfer any shares of Parent common stock (except for certain permitted transfers) without providing “tag along” rights to ARK CLO, Ableco and Wells Fargo, and ARK CLO, Ableco and Wells Fargo have granted “drag along” rights to Sun Northland in connection with any sale of a majority of the fully diluted equity of the Parent. Finally, the Parent has granted, subject to certain exceptions, preemptive rights to ARK CLO, Ableco and Wells Fargo in connection with any proposed issuance of equity securities to Sun Northland in order to permit ARK CLO, Ableco and Wells Fargo to maintain their percentage equity ownership in the Parent. The Parent Shareholders’ Agreement will terminate at such time as both (i) Sun Northland or its affiliates no longer own or control at least 50% of the Parent common stock on a fully diluted basis, and (ii) Sun Northland or its affiliates no longer control the Parent’s board of directors.

        Pursuant to a written agreement, Sun Northland and Parent have agreed that, following exercise by Ableco of its warrant, Parent will not (and Sun Northland will cause Parent not to) take any antidilutive actions that would have otherwise resulted in an adjustment to the Warrant Quantity (as such term is defined in the warrant) pursuant to Article 3 of the warrant had the warrant not been exercised unless (i) Ableco consents to such antidilutive actions or (ii) Ableco’s holdings of Northland common stock are adjusted in substantially the same manner as the Warrant Quantity would have been adjusted had the Warrant not been exercised. Parent’s obligations under that agreement will survive the merger of Parent into Northland.

SPECIFIC TERMS OF THE MERGER

Contribution, Purchase and Merger

        As of September 26, 2005, the Filing Persons, Wells Fargo and ARK CLO owned 83,683,545 shares of the issued and outstanding Common Stock and 100 shares of the issued and outstanding Preferred Stock. In addition, Ableco holds a warrant to purchase 2,543,053 shares of Common Stock at a price of $0.01 per share. Prior to the merger, Ableco plans to exercise the warrant and contribute all of the shares of Common Stock received on exercise to Parent in exchange for an equal number of shares of common stock of Parent. Prior to the merger, the Filing Persons, Wells Fargo and ARK CLO plan to contribute shares of Common Stock and/or Preferred Stock they own to Parent in exchange for an equal number of shares of common stock and/or Series A Preferred Stock of Parent. The contributions will qualify as a tax-free exchange under Section 351 of the Internal Revenue Code of 1986, as amended. More specifically:

•	Sun Northland will contribute a total of 78,844,820 shares of Common Stock to Parent in exchange for 78,844,820 shares of Parent’s common stock;

•	John Swendrowski will contribute a total of 100,370 shares of Common Stock to Parent in exchange for 100,370 shares of Parent’s common stock;

•	Wells Fargo will contribute a total of 2,543,053 shares of Common Stock to Parent in exchange for 2,543,053 shares of Parent’s common stock;

•	Ableco will contribute a total of 2,543,053 shares of Common Stock to Parent in exchange for 2,543,053 shares of Parent’s common stock;

•	ARK CLO will contribute a total of 2,115,820 shares of Common Stock to Parent in exchange for 2,115,820 shares of Parent’s common stock

•	First Generation LLC will contribute a total of 100 shares of Preferred Stock to Parent in exchange for 100 shares of Parent’s Series A Preferred Stock.

        Immediately following the contribution of shares of Common Stock and Preferred Stock to Parent, Parent will purchase 5,503,167 shares of Common Stock from the Bank Group at a price of $0.21 per share.

        Immediately following the contribution of shares of Common Stock and Preferred Stock to Parent and the purchase by Parent of shares from the Bank Group, Parent will own 91,650,283 shares of Common Stock, which are expected to represent approximately 94.9% of the outstanding Common Stock, and 100 shares of Preferred Stock, which will represent 100% of the outstanding Preferred Stock at such time. Parent will then effect a “short form” merger of Parent into Northland, with Northland continuing as the surviving corporation, pursuant to Section 180.1104 of the WBCL. To so merge, the board of directors of Parent will approve the merger and Parent will file Articles of Merger with the Wisconsin Department of Financial Institutions. Upon the consummation of the merger:

•	Each share of Common Stock issued and outstanding immediately prior to the merger (other than shares of Common Stock owned by Parent or Northland and shares with respect to which statutory dissenters’ rights are properly exercised under the WBCL and not withdrawn) will be cancelled and will be converted into the right to receive the merger price of $0.21 per share;

•	Each share of Preferred Stock issued and outstanding immediately prior to the merger will be cancelled and no consideration will be paid therefor;

•	Each share of Parent’s common stock issued and outstanding immediately prior to the merger will be converted into one share of class A common stock of Northland as the surviving corporation in the merger; and

•	Each share of Parent’s series A preferred stock issued and outstanding immediately prior to the merger will be converted into one share of Series B Preferred Stock of Northland as the surviving corporation in the merger.

As a result of the merger, the Filing Persons will own all of the outstanding equity interests in Northland.

        Under the WBCL, because Parent will hold at least 90% of the outstanding shares of each class of securities of Northland, Parent will have the power to effect the merger without a vote of Northland’s board of directors or the Public Shareholders. The merger is expected to be effective on or about November 28, 2005, which is twenty days after this Schedule 13E-3 is mailed to Northland’s shareholders. A copy of the form of Plan of Merger to be filed in connection with the merger is attached as Exhibit F to this Schedule 13E-3.

Merger Price

        Upon completion of the merger, in order to receive the cash merger price of $0.21 per share of Common Stock, each shareholder or a duly authorized representative must (1) deliver a Letter of Transmittal, appropriately completed and executed, to the Paying Agent, and (2) surrender such shares of Common Stock by delivering the stock certificate or certificates that, prior to the merger, had evidenced such shares of Common Stock to the Paying Agent, as set forth in a Notice of Merger and Dissenters’ Notice and Letter of Transmittal which will be mailed to shareholders of record within 10 calendar days following the date the merger becomes effective. Shareholders are encouraged to read the Notice of Merger and Dissenters’ Notice and the Letter of Transmittal carefully when received. Delivery of an executed Letter of Transmittal will constitute a waiver of statutory dissenters’ rights.

Source and Amount of Funds

        The total amount of funds expected to be required to pay the merger price for the shares of Common Stock in the merger is estimated to be approximately $1,030,005, assuming no outstanding options to acquire Common Stock are exercised prior to the merger. Such amounts will be paid by Northland, as the surviving corporation in the merger, out of cash on hand.

        In addition, the total amount of funds expected to be required to pay the purchase price for the shares of Common Stock to be purchased by the Parent from the Bank Group is estimated to be approximately $1,155,665. The funds to pay such amounts will be loaned by Sun Northland to Parent, which loan will be unsecured and be evidenced by a promissory note. The full amount of the loan will be due and payable on January 1, 2006, and principal amounts will bear interest at the rate of 6% per annum. It is the intention of the Filing Persons that, immediately following the consummation of the merger, Northland, as the surviving corporation in the merger, will pay the full balance of the promissory note from cash on hand. There are no conditions to Sun Northland providing the loan to the Parent, and no alternative means of financing have been arranged by the Filing Persons.

        The total amount of funds expected to be required to pay fees and expenses related to the merger and the associated transactions (including legal and accounting fees as well as fees to Stephens) is approximately $500,000.

        Neither the purchase of shares from the Bank Group nor the merger is subject to any financing contingency.

Accounting

        The merger will be accounted for as the acquisition of a minority interest using the purchase method of accounting.

Future Operations

        It is currently expected that, following the consummation of the merger, the business and operations of Northland will, except as set forth in this Schedule 13E-3, be conducted by Northland substantially as they are currently being conducted. The Filing Persons intend to continue to evaluate the business and operations of Northland with a view to maximizing Northland’s potential. As such, the Filing Persons will take such actions as they deem appropriate under the circumstances and market conditions then existing, including potentially seeking the sale of its remaining assets and potentially the assignment of its toll processing agreement with Ocean Spray, supply agreement with Apple & Eve and agreements with contract growers. These assets may be sold or assigned to one or more buyers, from time to time, through one or more transactions. Potential buyers of those assets may include Mr. Swendrowski and/or other affiliates. See “Information About the Filing Persons – Significant Corporate Events.”

        The Filing Persons intend to cause Northland to terminate the registration of the shares of Common Stock under Section 12(g) of the Exchange Act following the merger, which would result in the suspension of Northland’s duty to file reports pursuant to the Exchange Act. In addition, the termination of registration under the Exchange Act will result in the shares of Common Stock ceasing to be quoted on the OTC Bulletin Board. For additional information see “Special Factors — Purposes Alternatives, Reasons and Effects of the Merger — Effects.”

        Except as otherwise described in “Background of the Merger” and “Negotiations or Contacts,” the Filing Persons do not currently have any commitment or agreement for, and are not currently negotiating, the sales of any of Northland’s businesses.

        Except as otherwise described in “Background of the Merger” and “Negotiations or Contacts,” Northland has not, and the Filing Persons have not, as of the date of this Schedule 13E-3, approved any specific plan or proposals for, or negotiated:

•	any extraordinary transaction, such as a merger, reorganization or liquidation involving the surviving company or any of its subsidiaries after the completion of the merger;

•	any purchase, sale, or transfer of a material amount of assets of the surviving company or any of its subsidiaries after the completion of the merger;

•	any material change in Northland's dividend rate or policy, or indebtedness or capitalization;

•	any change in the present board of directors or management of Northland, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any officer; or

•	any other material change in Northland's corporate structure or business.

Fees

        The Paying Agent will receive reasonable and customary out-of-pocket expenses and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the merger, including certain liabilities under the U.S. federal securities laws.

        Pursuant to a letter agreement between the Filing Persons and Stephens, Stephens will receive a fee estimated to be approximately $125,000 for services rendered in connection with the merger. Stephens will also receive reasonable and customary out-of-pocket expenses and will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the merger, including certain liabilities under the U.S. federal securities laws.

        None of the Filing Persons will pay any fees or commissions to any broker or dealer in connection with the merger. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Northland for customary mailing and handling expenses incurred by them in forwarding materials to their customers who are shareholders of Northland.

        The following is an estimate of fees and expenses to be incurred by the Filing Persons in connection with the merger:

Legal fees and expenses	$300,000
Accounting fees and expenses	$10,000
Paying Agent fees and expenses	$8,000
Stephens fees and expenses	$125,000
Printing Fees	$50,000
Filing Fees	$258
Miscellaneous fees and expenses	$6,742

Total	$500,000

        Such fees, to the extent not paid by the date of the merger, will be paid from the resources of Northland as the surviving corporation in the merger. Such fees paid prior to the merger will be paid by Northland.

DISSENTERS’ RIGHTS

        Subchapter XIII (Sections 180.1301 through 180.1331) of the WBCL prescribes certain corporate actions for which dissenters’ rights are or may be made available to shareholders. Section 180.1302(1)(a) of the WBCL provides that dissenters’ rights are available for consummation of a plan of merger to which the issuer corporation is a party if the issuer corporation is a subsidiary that is merged with its parent under Section 180.1104 of the WBCL. As the merger will be consummated pursuant to Section 180.1104 of the WBCL, dissenters’ rights are available, subject to the procedures described therein, to record holders of shares of Common Stock and beneficial shareholders who object to the merger and demand payment of the “fair value” of their shares in cash in connection with the consummation of the merger (each, a “dissenting shareholder”).

        Dissenting shareholders are required to follow certain procedures set forth in the WBCL to receive in cash the fair value of their shares of Common Stock. The following is a brief summary of such procedures, which does not purport to be complete. Subchapter XIII is reprinted in its entirety as Exhibit E hereto, and the summary herein is qualified in its entirety by reference to the full text of Exhibit E. Shareholders should read Exhibit E hereto for a description of all statutory provisions related to dissenters’ rights.

        A shareholder or beneficial shareholder generally must assert dissenters’ rights for all shares he or she beneficially owns. A record shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if the record shareholder dissents with respect to all shares beneficially owned by any one person and notifies us of that person’s name and address. Any beneficial shareholder asserting dissenters’ rights must, with respect to all shares of which he or she is beneficial owner, submit to Northland (as the surviving corporation in the merger) the written consent of the record shareholder with respect to those shares no later than the time that the beneficial shareholder asserts dissenters’ rights.

        Within 10 calendar days of the effective date of the merger, Northland (as the surviving corporation in the merger) will be required to send to all shareholders of record as of the effective date of the merger a written dissenters’ notice. To comply with this requirement, a Notice of Merger and Dissenters’ Rights and a Letter of Transmittal will be mailed to shareholders of record of Northland within 10 calendar days following the effective date of the merger. Each dissenting shareholder has 30 calendar days after delivery of the Notice of Merger and Dissenters’ Rights to demand payment in writing and surrender the certificate or certificates representing such shares with respect to which he or she has dissented. A dissenting shareholder who does not demand payment within the designated time period is not entitled to payment for his or her shares under Subchapter XIII. A shareholder or beneficial shareholder with share certificates who does not deposit his or her certificates where required and by the date set in the dissenters’ notice similarly will not be entitled to payment under Subchapter XIII.

        Upon receipt of a payment demand, Northland will pay each dissenting shareholder who has properly perfected his or her dissenters’ rights the amount that Northland estimates to be the fair value of such shares, plus accrued interest, as provided in Section 180.1325 of the WBCL. Notwithstanding the foregoing, in the event that the dissenting shareholder is demanding payment for “after-acquired shares,” which are shares acquired after the first announcement to news media or to Northland’s shareholders of the terms of the proposed transaction, Northland may elect to withhold payment from such shareholder unless he or she agrees to accept the payment in full satisfaction of his or her demand. A dissenting shareholder who does not agree with the estimation of the fair value of his or her shares or the amount of interest due must notify Northland of his or her estimate in writing within 30 calendar days after Northland has made or offered payment for such shares. If Northland cannot agree with the dissenting shareholder upon the fair value of the shares or amount of interest due, then Northland must file a petition in the circuit court for the county in which its principal office is located requesting a finding and determination of the fair value of such shares and the accrued interest thereon. If Northland fails to institute such a proceeding within 60 calendar days after the dissenting shareholder notifies Northland of his or her disagreement, Northland must pay each of its dissenters whose demand remains unsettled the amount demanded by such shareholder. See Subchapter XIII of the WBCL in Exhibit E for the statutory provisions governing such a court proceeding.

TRANSACTION STATEMENT

ITEM 1.     SUMMARY TERM SHEET.

        See “Summary Term Sheet.”

ITEM 2.     SUBJECT COMPANY INFORMATION.

        (a)     NAME AND ADDRESS.

        See “Information About Northland.”

        (b)     SECURITIES.

        The exact title of the classes of equity securities subject to the merger are: Class A Common Stock, par value $0.01 per share, of Northland (“Common Stock”) and Series B Preferred Stock, par value $0.01 per share, of Northland (“Preferred Stock”). As of September 26, 2005, 94,090,496 shares of Common Stock were outstanding and 100 shares of Preferred Stock were outstanding.

        (c)     TRADING MARKET AND PRICE.

        See “Information about Northland.”

        (d)     DIVIDENDS.

        See “Information about Northland.”

        (e)     PRIOR PUBLIC OFFERINGS.

        The Filing Persons have not made an underwritten public offering of Northland’s securities during the past three years.

        (f)     PRIOR STOCK PURCHASES.

        See “Information about the Filing Persons – Prior Stock Purchases.”

ITEM 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

        See “Information about the Filing Persons.”

ITEM 4.     TERMS OF THE TRANSACTION.

        (a)     MATERIAL TERMS.

        See “Specific Terms of the Merger,” “Specific Factors – Purposes, Reasons, Alternatives and Effects of the Merger – Reasons for the Merger,” “Specific Factors – Approval of Security Holders,” and “Specific Factors – Certain Federal Income Tax Consequences of the Merger.”

        (b)     PURCHASES.

        None of the Filing Persons or Northland will be purchasing any shares from any officer, director or affiliate of Northland prior to the merger other than the purchase of shares of Common Stock from the Bank Group and the contributions of certain shares of Common Stock and Preferred Stock to Parent, both as described under “Specific Terms of the Merger – Contribution, Purchase and Merger.”

        (c)     DIFFERENT TERMS.

        Shareholders of Northland will be treated as described in “Specific Terms of the Merger.”

        (d)     DISSENTERS’ RIGHTS.

        See “Dissenters’ Rights.”

        (e)     PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS.

        See “Special Factors – Unaffiliated Representative.”

        (f)     ELIGIBILITY FOR LISTING OR TRADING.

         Not applicable.

ITEM 5.     PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (a)     TRANSACTIONS.

        See “Information about the Filing Persons — Transactions.”

(b)     SIGNIFICANT CORPORATE EVENTS.

        See “Information about the Filing Persons — Significant Corporate Events.”

        (c)     NEGOTIATIONS OR CONTACTS.

         See “Negotiations or Contacts.”

        (d)     CONFLICTS OF INTEREST.

         See “Conflicts of Interest.”

        (e)     AGREEMENTS INVOLVING THE SUBJECT COMPANY’S SECURITIES.

        See “Agreements Involving the Subject Company’s Securities.”

ITEM 6.     PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (a)     USE OF SECURITIES ACQUIRED.

        See “Specific Terms of the Merger – Contribution, Purchase and Merger.”

        (b)     PLANS.

        See “Specific Terms of the Merger – Future Operations.”

ITEM 7.     PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

        See “Special Factors – Purposes, Reasons, Alternatives and Effects of the Merger,” Special Factors – Advantages of the Merger,” and “Special Factors – Disadvantages of the Merger.”

ITEM 8.     FAIRNESS OF THE TRANSACTION.

        See “Special Factors – Fairness of the Merger,” Special Factors – Approval of Security Holders,” “Special Factors – Approval of Directors of Northland,” “Special Factors – Unaffiliated Representative,” and “Special Factors – Other Offers.”

ITEM 9.     REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

        See “Special Factors — Reports, Opinions, Appraisals and Negotiations,” and Exhibits A, B and C to this Schedule 13E-3.

ITEM 10.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        See “Specific Terms of the Merger — Source and Amount of Funds.”

ITEM 11.     INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)     SECURITIES OWNERSHIP.

        The following table describes the beneficial ownership of Common Stock as of September 26, 2005, held by (i) each of the Filing Persons, and (ii) each of the other persons named on Schedule I hereto.

Name of Individual or Entity	Shares Beneficially Owned	Percentage of Class and Aggregate Voting Power
John Swendrowski (1)(2)	92,802,659	95.0
Marc. J. Leder (3)(4)(5)	92,802,659	95.0
Rodger R. Krouse (3)(4)(5)	92,802,659	95.0
C. Daryl Hollis (6)	56,250	*
George R. Rea (4)	66,250	*
Patrick J. Sullivan (4)	56,250	*
Sun Northland, LLC, Sun Capital Partners II, LP,	92,802,659	95.0
Sun Capital Advisors II, LP, Sun Capital Partners,
LLC (3)(5)
First Generation LLC (1)	--	--

* Denotes less than 1%

(1)	Mr. Swendrowski is the managing member of First Generation LLC and beneficially owns all 100 shares of Northland’s Preferred Stock. First Generation LLC owns all 100 shares of Northland’s Preferred Stock and no shares of Common Stock.

(2)	The shares of Common Stock listed include (i) 100,370 shares which Mr. Swendrowski owns directly and which will be contributed to the Parent prior to the merger as described under “Specific Terms of the Merger – Contribution, Purchase and Merger”; (ii) 4,750 shares owned by a charitable foundation with respect to which he shares voting and investment power; (iii) 1,732 shares which Mr. Swendrowski holds jointly with his wife and with respect to which he shares voting and investment power; (iv) 72,000 shares held by Cranberries Limited, Inc. (“CLI”), a corporation in which Mr. Swendrowski shares ownership and which Mr. Swendrowski controls, with respect to which he shares voting and investment power; and (v) 961,394 shares which Mr. Swendrowski can acquire by exercising vested stock options. The treatment of Mr. Swendrowski’s options in the merger is discussed under “Special Factors – Purposes, Reasons, Alternatives and Effects of the Merger – Effects of the Merger – Treatment of Options.” All of the shares of Common Stock listed in clauses (ii) through (iv) of this footnote will be converted into the right to receive $0.21 in the merger. In addition, the shares listed include an additional 91,662,413 shares that Mr. Swendrowski is deemed to beneficially own as a member of a “group” pursuant to Rule 13d-5 under the Exchange Act with respect to which Mr. Swendrowski has no voting or investment power.
(3)	Mr. Leder and Mr. Krouse each own 50% of the membership interests of Sun Capital Partners, LLC, which is the ultimate parent of Sun Northland. As a result, Mr. Leder and Mr. Krouse may be deemed to beneficially own the Common Stock beneficially owned by Sun Northland (see Note 5). Mr. Leder has sole voting power with respect to 56,250 of these shares. Mr. Krouse has sole voting power with respect to 56,250 of these shares. Mr. Leder and Mr. Krouse share voting power with respect to 91,549,913 of these shares and share investment power with respect to 78,844,820 of these shares.
(4)	Includes 56,250 shares which each of Messrs. Leder, Krouse, Rea and Sullivan can acquire by exercising vested stock options. The treatment of these options in the merger is discussed under “Special Factors – Purposes, Reasons, Alternatives and Effects of the Merger – Effects of the Merger – Treatment of Options.”
(5)	These shares consist of (i) 78,844,820 shares of Common Stock held directly by Sun Northland, with respect to which Sun Northland has sole voting and investment power; (ii) 12,705,093 shares of Common Stock beneficially owned by Wells Fargo, Ableco, ARK-CLO and the members of the Bank Group, with respect to which Sun Northland has sole voting power and no investment power; and (iii) 1,252,746 shares that Sun Northland is deemed to beneficially own as a member of a “group” pursuant to Rule 13d-5 under the Exchange Act with respect to which Sun Northland has no voting or investment power.
(6)	Includes 56,250 shares which Mr. Hollis can acquire by exercising vested stock options. The treatment of these options in the merger is discussed under “Special Factors – Purposes, Reasons, Alternatives and Effects of the Merger – Effects of the Merger – Treatment of Options.”

        Immediately prior to the merger and after giving effect to the contributions of Common Stock to the Parent and the purchase by the Parent of Common Stock from the Bank Group, Parent is expected to be the owner of (i) 91,650,283 shares of Common Stock, representing 94.9% of the then outstanding shares of Common Stock, and (ii) 100 shares of Preferred Stock, representing 100% of the then outstanding shares of Preferred Stock. See also “Information About the Filing Persons.”

        (b)     SECURITIES TRANSACTIONS.

        Each of the Filing Persons will contribute the shares of Common Stock and Preferred Stock, as applicable, held by such Filing Person to Parent immediately prior to the merger. Except for the contributions of Common Stock to the Parent and the purchase by the Parent of Common Stock from the Bank Group, and except as described under “Information About the Filing Persons – Prior Stock Purchases,” there have been no transactions in Northland securities by any of the Filing Persons or any of the persons listed on Schedule I. See “Specific Terms of the Merger – Contribution, Purchase and Merger”.

ITEM 12.     THE SOLICITATION OR RECOMMENDATION.

        Not applicable.

ITEM 13.     FINANCIAL STATEMENTS.

        (a)     FINANCIAL INFORMATION.

        See “Information About Northland – Financial Information”.

        (b)     PRO FORMA INFORMATION.

        See “Information About Northland – Financial Information” and Exhibit D to this Schedule 13E-3.

        (c)     SUMMARY INFORMATION.

        See “Information About Northland – Financial Information”.

ITEM 14.     PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        (a)     SOLICITATIONS OR RECOMMENDATIONS.

        There are no persons or classes of persons who are directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the merger.

        (b)     EMPLOYEES AND CORPORATE ASSETS.

        Other than John Swendrowski, no employees of Northland will be used by the Filing Persons in connection with the transactions described herein, except that certain employees may perform ministerial acts. See “Specific Terms of the Merger – Source and Amount of Funds” for information regarding the funding of the transactions described herein.

ITEM 15.     ADDITIONAL INFORMATION.

        None.

ITEM 16.     EXHIBITS.

(c)(1)	Opinion of Stephens, Inc.*

(c)(2)	Material financial projections provided to Stephens, Inc. by John Swendrowski, attached as Exhibit B to the Transaction Statement on Schedule 13E-3 (incorporated herein by reference to Transaction Statement on Schedule 13E-3).*

(c)(3)	Description of comparable companies used in analyses by Stephens, Inc., attached as Exhibit C to the Transaction Statement on Schedule 13E-3 (incorporated herein by reference to Transaction Statement on Schedule 13E-3).*

(c)(4)	Unaudited pro forma financial information, attached as Exhibit D to the Transaction Statement on Schedule 13E-3 (incorporated herein by reference to Transaction Statement on Schedule 13E-3).*

(d)(1)	Contribution Agreement, dated as of September 26, 2005, by and among New Harvest, Inc., Sun Northland, LLC, First Generation LLC, Wells Fargo Foothill, Inc., ARK CLO 2000-1 Limited, Ableco Holding LLC and John Swendrowski.*

(d)(2)	Stock Purchase Agreement, dated as of September 26, 2005, by and among New Harvest, Inc., U.S. Bank National Association and Mid America Bank, f.s.b.*

(d)(3)	Shareholders’Agreement, dated as of September 26, 2005, by and among New Harvest, Inc., Sun Northland, LLC, Wells Fargo Foothill, Inc., ARK CLO 2000-1 Limited and Ableco Holding LLC.*

(d)(4)	Agreement, dated as of September 26, 2005, by New Harvest, Inc. and Sun Northland, LLC.*

(d)(5)	Form of Plan of Merger, attached as Exhibit F to the Transaction Statement on Schedule 13E-3 (incorporated herein by reference to Transaction Statement on Schedule 13E-3).

(f)	Subchapter XIII (Sections 180.1301 through 180.1331) of the Wisconsin Business Corporation Law.*

* Previously filed.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated: November 4, 2005

NEW HARVEST, INC.
By: /s/ John Swendrowski
Name: John Swendrowski
Title: Chairman and Chief Executive Officer
SUN NORTHLAND, LLC
By: /s/ Marc J. Leder
Name: Marc J. Leder
Title: Co-CEO
SUN CAPITAL PARTNERS, LLC
By: /s/ Marc J. Leder
Name: Marc J. Leder
Title: Co-CEO
SUN CAPITAL ADVISORS II, LP
By: Sun Capital Partners, LLC
Its: General Partner
By: /s/ Marc J. Leder
Name: Marc J. Leder
Title: Co-CEO
SUN CAPITAL PARTNERS II, LP
By: Sun Capital Advisors II, LP
Its: General Partner
By: Sun Capital Partners, LLC
Its: General Partner
By: /s/ Marc J. Leder
Name: Marc J. Leder
Title: Co-CEO

FIRST GENERATION LLC
By: /s/ John Swendrowski
Name: John Swendrowski
Title: Chairman and Chief Executive Officer
JOHN SWENDROWSKI
/s/ John Swendrowski
John Swendrowski, an individual
MARC J. LEDER
/s/ Marc J. Leder
Marc J. Leder, an individual
RODGER R. KROUSE
/s/ Rodger R. Krouse
Rodger R. Krouse, an individual

SCHEDULE 1

        The name, business address, position with Parent, present principal occupation or employment and five-year employment history of the directors of Parent, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Each of the directors of Parent is a United States citizen. Mr. Swendrowski, a director of Parent, is the Chairman and Chief Executive Officer of Parent. Parent has no executive officers other than Mr. Swendrowski. No director or executive officer of Parent has been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and no director or executive officer of Parent has been a party to any judicial or administrative proceeding during the last five years (except for any matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. The business address for each person listed is 2321 West Grand Avenue, P.O. Box 8020, Wisconsin Rapids, Wisconsin 54494-8020, and the business telephone number is (715) 424-4444.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY

John Swendrowski	Mr. Swendrowski's principal occupation is the Chairman and Chief Executive Officer of Northland. He is also Chairman and Chief Executive Officer of Parent, and a director of Northland.

George R. Rea	Mr. Rea has held various senior management positions in several high technology companies, retiring as Executive Vice President of Conner Peripherals, Inc., a designer and manufacturer of computer storage products, in 1994. Since retiring, Mr. Rea has served as a consultant and director of Imaging Technologies Inc., a manufacturer of high speed ink jet printing systems, Spacetec IMC, a manufacturer of computer input controllers for 3-D applications, and Labtec Inc., a manufacturer of speakers and microphones for computer applications. Mr. Rea is also a director of Catalina Lighting, Inc., Loud Technologies, Inc., SAN Holdings, Inc. and Northland Cranberries, Inc.

Patrick J. Sullivan	Mr. Sullivan has over 25 years experience in the consumer electronics, telecommunications and computer industries, retiring as Vice President of the Components and Peripherals Business Unit of Digital Equipment Corp. in 1999. He is also a former Vice President of Conner Peripherals Inc. and Goldstar Products Co. Ltd., and has served as a director of Spacetc IMC and Labtec Inc. Mr. Sullivan is also a director of Catalina Lighting Inc., Northland Cranberries, Inc. and a number of non-profit charitable organizations.

C. Daryl Hollis	Mr. Hollis is a certified public accountant and, since September 1998, has been an independent business consultant. From May 1996 through August 1998, Mr. Hollis served as Executive Vice President and Chief Financial Officer of The Panda Project, Inc., a developer, manufacturer and marketer of proprietary semiconductor packaging and interconnect devices. From March 1993 through March 1996, Mr. Hollis served as Senior Vice President and Chief Financial Officer of Pointe Financial Corporation, a bank holding company. Mr. Hollis was also a partner with Ernst & Young LLP from 1977 through 1990. Mr. Hollis is also a director of Catalina Lighting, Inc., Loud Technologies, Inc., SAN Holdings, Inc., Northland Cranberries, Inc. and Medical Staffing Network Holdings, Inc

Schedule 1 - Page 1

EXHIBIT F

PLAN OF MERGER

        THIS PLAN OF MERGER (this “Plan of Merger”), dated as of November __, 2005, is adopted by the Board of Directors of New Harvest, Inc., a Wisconsin corporation (“Parent”).

        WHEREAS, Parent owns in excess of 90% of the outstanding shares of each class of capital stock of Northland Cranberries, Inc., a Wisconsin corporation (“Sub”); and

        WHEREAS, Parent desires to merge itself with and into Sub (the “Merger”) upon the terms and conditions provided herein and pursuant to Section 180.1104 and other applicable sections of the Wisconsin Business Corporation Law (the “WBCL”), with Sub being the surviving corporation of the Merger, and the Board of Directors of Parent has approved this Plan of Merger and has authorized its execution and delivery.

        NOW, THEREFORE, in consideration of the premises and the agreements herein contained and in accordance with the WBCL, Parent hereby adopts the following terms and conditions relating to the Merger and the mode of carrying the same into effect:

THE MERGER

    1.       The Merger. Subject to the terms and conditions of this Plan of Merger, at the Effective Time (as defined below) Parent will be merged with and into Sub, in accordance with the applicable provisions of the WBCL.

    2.       The Effective Time of the Merger. Subject to the provisions of this Plan of Merger, articles of merger (“Articles of Merger”) shall be duly prepared and executed by Parent on behalf of all of the parties to the Merger and thereafter delivered to the Wisconsin Department of Financial Institutions for filing as provided in the WBCL. The Merger shall become effective on November __, 2005 (the “Effective Time”).

    3.       Effects of the Merger.

    a.       At the Effective Time, (i) the separate existence of Parent shall cease, and Parent shall be merged with and into the Sub as provided in Section 180.1106 of the WBCL (Sub and Parent are sometimes referred to herein as the “Constituent Corporations,” and Sub, after consummation of the Merger, is sometimes referred to herein as the “Surviving Corporation”); (ii) the Articles of Incorporation of Sub in effect immediately prior to the Effective Time shall continue without change (until amended in accordance with applicable law) as the Articles of Incorporation of the Surviving Corporation; (iii) the Bylaws of Sub in effect immediately prior to the Effective Time shall continue without change (until amended in accordance with applicable law) as the Bylaws of the Surviving Corporation; and (iv) the members of the Board of Directors and the officers of Sub immediately prior to the Effective Time shall continue without change as the directors and officers of the Surviving Corporation (in each case until such time as their respective successors are duly elected or their earlier resignation, death, retirement or removal).

    b.       In accordance with the applicable provisions of the WBCL, at and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature, and be subject to all the restrictions, disabilities and duties, of each of the Constituent Corporations; and all and singular rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, and all debts due to any of the Constituent Corporations on whatever account, as well as for stock subscriptions and all other things in action or belonging to each of the Constituent Corporations, shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest, shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations and shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of any of the Constituent Corporations shall be preserved unimpaired, and all debts, liabilities and duties of the Constituent Corporations shall thereafter attach to the Surviving Corporation, and may be enforced against it to the same extent as if said debts and liabilities had been incurred or contracted by it. Any action or proceeding, whether civil, criminal, administrative or investigatory, pending by or against any of the Constituent Corporations shall be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted as a party in such action or proceeding in place of any of the Constituent Corporations.

CONVERSION AND CANCELLATION OF SHARES

    4.        Conversion of Parent’s Common Stock. At the Effective Time, in accordance with the terms and conditions set forth in this Plan of Merger, and by virtue of the Merger and without any action on the part of any holder of shares of common stock, $0.01 par value per share, of Parent (“Parent Common Stock”), each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of Class A Common Stock, $0.01 par value per share, of the Surviving Corporation.

    5.        Conversion of Sub’s Common Stock. At the Effective Time, in accordance with the terms and conditions set forth in this Plan of Merger, and by virtue of the Merger and without any action on the part of any holder of shares of Class A Common Stock, $0.01 par value per share, of Sub (“Sub Common Stock”), each share of Sub Common Stock issued and outstanding immediately prior to the Effective Time (other than (a) any shares of Sub Common Stock held in the treasury of Sub or owned by Parent or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time, which shall be canceled and no payment or other consideration shall be made with respect thereto, and (b) any Dissenting Shares (as such term is defined in Section 8)), shall be canceled and be converted into the right to receive $0.21 per share (the “Merger Consideration”), upon surrender of the certificate representing such share, less any withholding taxes.

    6.        Conversion of Parent’s Preferred Stock. At the Effective Time, in accordance with the terms and conditions set forth in this Plan of Merger, and by virtue of the Merger and without any action on the part of any holder of shares of Series A Preferred Stock, $0.01 par value per share, of Parent (“Parent Preferred Stock”), each share of Parent Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into one (1) share of Series B Preferred Stock, $0.01 par value per share, of the Surviving Corporation.

    7.        Conversion of Sub’s Preferred Stock. At the Effective Time, in accordance with the terms and conditions set forth in this Plan of Merger, and by virtue of the Merger and without any action on the part of any holder of shares of Series B Preferred Stock, $0.01 par value per share, of Sub (“Sub Preferred Stock”), each share of Sub Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled and no payment or other consideration shall be made with respect thereto.

    8.        Dissenting Shares. Shares of Sub Common Stock that are held by any record holder who has asserted dissenters’ rights in accordance with Section 180.1301 et seq. of the WBCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration but shall become the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to the WBCL; provided, however, that any holder of Dissenting Shares who shall have failed to perfect or shall have withdrawn or lost his, her or its dissenters’ rights with respect to such Dissenting Shares, in each case under the WBCL, shall forfeit his, her or its dissenters’ rights with respect to such Dissenting Shares, and such Dissenting Shares shall be deemed to have been converted into the right to receive, as of the Effective Time, the Merger Consideration without interest. Notwithstanding anything to the contrary contained in this Section 8, if the Merger is rescinded or abandoned, then the right of any shareholder to be paid the fair value of such shareholder’s Dissenting Shares shall terminate. The Surviving Corporation shall comply with all of its obligations under the WBCL with respect to holders of Dissenting Shares, if any.

TERMINATION

    9.        Termination. This Plan of Merger may be terminated and the Merger abandoned by the Board of Directors of Parent at any time until the filing of Articles of Merger with the Wisconsin Department of Financial Institutions.

* * *

        IN WITNESS WHEREOF, Parent has executed this Plan of Merger as of the date and year first above written.

________________________
(“Parent”)
By:___________________________________